      As filed with the Securities and Exchange Commission on July 2, 1999
                                                          Registration No. 333-
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                ---------------

                           BOK FINANCIAL CORPORATION
             (Exact name of Registrant as specified in its charter)

          OKLAHOMA                           6021                      73-1373454
   (State or jurisdiction of      (Primary Standard Industrial     (I.R.S. Employer
 incorporation or organization)    Classification Code Number)    Identification No.)

                             BANK OF OKLAHOMA TOWER
                         BOSTON AVENUE AT SECOND STREET
                             TULSA, OKLAHOMA 74172
                                 (918) 588-6000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                 JAMES A. WHITE
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                           BOK FINANCIAL CORPORATION
                             BANK OF OKLAHOMA TOWER
                         BOSTON AVENUE AT SECOND STREET
                             TULSA, OKLAHOMA 74172
                                 (918) 588-6416
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                                ---------------

                                   Copies to:

                                ---------------

                           FREDERIC DORWART, LAWYERS
                               TAMARA R. WAGMAN
                                 OLD CITY HALL
                             124 EAST FOURTH STREET
                             TULSA, OKLAHOMA 74103
                                 (918) 583-9922

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

                        CALCULATION OF REGISTRATION FEE

                                                  PROPOSED         PROPOSED
                                                  MAXIMUM          MAXIMUM
     TITLE OF EACH CLASS OF       AMOUNT TO       OFFERING PRICE   AGGREGATE           AMOUNT OF
  SECURITIES TO BE REGISTERED     BE REGISTERED   PER SHARE        OFFERING PRICE    REGISTRATION FEE(1)
-----------------------------     -------------   ---------        --------------    -------------------

COMMON STOCK.................     2,371,809       $ 25.25          $59,888,178.00    $ 16,649.00

(1) CALCULATED PURSUANT TO RULE 457(c) OF THE RULES AND REGULATIONS UNDER THE SECURITIES ACT OF 1933.

                                ---------------

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH
         DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE
           UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH
          SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL
          THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a)
            OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION
       STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION,
             ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS

                                2,371,809 SHARES

                           BOK FINANCIAL CORPORATION

                                  COMMON STOCK

                                ---------------

The shareholders named in this prospectus may offer from time to time shares of common stock of BOK Financial Corporation. The common stock will be offered in accordance with the Plan of Distribution as described on page 41.

                                ---------------

Our common stock is listed on the Nasdaq National Market under the symbol "BOKF". On July 1, 1999, the last reported sale price of our common stock was $24.938 per share.

                                ---------------

Investing in the common stock involves risks. See "Risk Factors" beginning on page 8.

                                ---------------

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.




July 2, 1999

                               TABLE OF CONTENTS


                                                     Page
                                                     ----

ABOUT THIS PROSPECTUS...........................        i
SPECIAL NOTE REGARDING FORWARD-LOOKING
  STATEMENTS....................................        i
PROSPECTUS SUMMARY..............................        1
RECENT DEVELOPMENTS.............................        5
THE OFFERING....................................        6
SUMMARY CONSOLIDATED FINANCIAL DATA.............        7
RISK FACTORS....................................        8
USE OF PROCEEDS.................................       13
PRICE RANGE OF COMMON STOCK AND DIVIDEND
POLICY..........................................       13
SELECTED CONSOLIDATED FINANCIAL DATA............       14
BUSINESS........................................       16
MANAGEMENT......................................       33
PRINCIPAL AND SELLING SHAREHOLDERS..............       37
DESCRIPTION OF CAPITAL STOCK....................       39
PLAN OF DISTRIBUTION............................       41
LEGAL MATTERS...................................       42
EXPERTS.........................................       42
WHERE YOU CAN FIND MORE INFORMATION.............       42


                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, the selling shareholders may sell the securities described in this prospectus in one or more offerings from time to time in accordance with the Plan of Distribution found on page 41. This prospectus provides you with a description of the securities the selling shareholders may offer.

    You should rely only on the information contained in, or incorporated by reference into, this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and any accompanying prospectus supplement. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. In this prospectus, "we," "us" or "our" refer to BOK Financial Corporation.

    This prospectus contains certain references to and information for banks that are comparable to us. As used in this prospectus, references to comparable banks refer to the banks (other than BOK Financial) constituting the Morgan Stanley Mid-Cap Bank Index. The Morgan Stanley Mid-Cap Bank Index comprises 20 mid-size commercial banks (including BOK Financial) with market capitalizations ranging in size from approximately $1.1 billion to $8.6 billion as of June 25, 1999.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus and the information incorporated by reference includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "contemplates," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include fluctuations in interest rates, inflation, government regulations, and economic conditions and competition in the geographic and business areas in which we conduct our operations. For a discussion of factors that could cause actual results to differ, please see the discussion under "Risk Factors" contained in this prospectus and in other information contained in our publicly available SEC filings.

                               PROSPECTUS SUMMARY

    You should read the following summary with the more detailed information about us and our financial statements, including the notes to those financial statements, included in this prospectus and in the documents incorporated by reference in this prospectus.

    BOK Financial Corporation is the largest bank holding company headquartered in the State of Oklahoma. We conduct business primarily in Oklahoma and selected markets in neighboring states. We provide a broad array of financial products and services to major corporations, middle-market companies, small businesses, retail customers and other entities, including:

    o  corporate, small business and consumer lending;

    o  deposit taking;

    o  corporate treasury services and cash management;

    o  mortgage lending and servicing;

    o  trust and asset management services;

    o  automated teller machine network services; and

    o  capital markets services.

    We have the number one deposit market share in Oklahoma and a leading market position in nine of the 11 Oklahoma counties in which we operate. As of March 31, 1999, approximately 76% of our assets were managed in Tulsa and in Oklahoma City and 8% in the Dallas/Fort Worth area, with additional assets managed in other Oklahoma markets, Fayetteville, Arkansas and Albuquerque, New Mexico. We are the largest originator of mortgage loans in Oklahoma, serve as the state's leading fiduciary and own the state's largest ATM/EFT network and supermarket banking network.

    As of March 31, 1999, we had:

    o  assets of $7.0 billion;

    o  loans of $3.6 billion;

    o  deposits of $4.3 billion; and

    o  shareholders' equity of $519.2 million.

For 1998, we had net income of $74.7 million, and for the three months ended March 31, 1999, we had net income of $19.8 million.

BUSINESS SEGMENTS

    Our operations are divided into four primary segments and Other Financial Services. As a percentage of our total revenue for the first quarter of 1999, Corporate Banking represents 27%, Consumer Banking represents 18%, Mortgage Banking represents 11%, Trust Services represents 13%, Other Financial Services represents 24% and other revenue, primarily from asset and liability management, represents the remaining 7%.

CORPORATE BANKING DIVISION:

    o offers commercial and industrial loans, real estate financing, commercial mortgage loans, specialized industry loans, trade finance and letters of credit, lease financing, selected capital markets products and highly specialized treasury and cash management products;

    o is the market leader in Oklahoma and has a significant presence in its largest counties; and

    o had average loans of $2.3 billion and average deposits of $621 million in the first quarter of 1999.

CONSUMER BANKING DIVISION:

    o provides a full line of deposit, loan and fee-based banking products to retail and small-business customers;

o is the deposit market share leader in Oklahoma and, through our subsidiaries, has the fourth largest deposit market share in Albuquerque and fifth largest in the State of New Mexico; and

    o had average loans of $300 million and average deposits of $1.7 billion in the first quarter of 1999.

MORTGAGE BANKING DIVISION:

    o originates, purchases, sells and services individual residential mortgage loans;

    o  is the largest mortgage originator in Oklahoma;

    o  services a $7.1 billion mortgage portfolio; and

    o had mortgage loan originations of $850 million in 1998 and $198 million in the first quarter of 1999.

TRUST SERVICES DIVISION:

    o provides institutional, investment and retirement products, including 401(k) plans, mutual fund products, cash management and trust services to affluent individuals, businesses, non-profit organizations and government entities; and

    o  is currently responsible for approximately $15 billion in assets.

OTHER FINANCIAL SERVICES:

    Other Financial Services comprises:

    o TRANSFUND. This division provides merchants and financial institutions with a full line of ATM, debit/credit card and merchant payment processing products.

    o BOSC, INC. This subsidiary specializes in the execution of securities transactions as well as public and municipal finance activities and is responsible for retail sales and brokerage activity.

    o BANK OF TEXAS. This subsidiary provides corporate and consumer banking and other financial services in the Dallas/Fort Worth metropolitan area, focusing on middle-market banking.

    o BANK OF ALBUQUERQUE. This subsidiary serves as the hub for expanding our consumer and commercial banking and fiduciary service operations in New Mexico.

    o BANK OF ARKANSAS. This subsidiary provides corporate and consumer banking, public finance, capital markets services and other financial services in northwest Arkansas.

    As a percentage of our first quarter of 1999 revenue, TransFund represents 6%, BOSC, Inc. represents 4%, Bank of Texas represents 7%, Bank of Albuquerque represents 6%, and Bank of Arkansas represents 1%.

PRIMARY MARKETS

    Our primary markets have recently experienced impressive growth and diversification:

    o OKLAHOMA. Oklahoma's gross state product has grown from $37 billion in 1980 to $79 billion in 1998. Its economy has become significantly more diversified, with the percentage of its gross state product derived from the energy industry decreasing from 17.8% in 1980 to 5.3% in 1997.

    o TEXAS. Our Texas operations are concentrated in the Dallas/Fort Worth metropolitan area, the ninth largest Consolidated Metropolitan Statistical Area in the United States. This market has experienced over 17% population growth and over 31% household income growth from 1990 through 1998.

    o NEW MEXICO. Our New Mexico operations are concentrated in the Albuquerque metropolitan area, which has experienced over 15% population growth and over 38% household income growth from 1990 through 1998.

    o ARKANSAS. Our Arkansas operations are focused in two counties in the northwest region. From 1990 through 1998, these counties have experienced over 29% population growth and over 36% household income growth.

    These growth rates significantly surpass U.S. historical growth levels, which have been 8.3% in population growth and 27.3% in household income growth from 1990 through 1998.

COMPETITIVE ADVANTAGES

    Our primary competitive advantages include:

    o STRONG FINANCIAL PERFORMANCE AND CAPITAL POSITION. We have consistently achieved financial performance and growth superior to that of comparable banks. Highlights of our recent financial performance include:

        -- 19.8% compounded annual revenue growth from 1995 through 1998;

        -- 22.5% compounded annual fee-based revenue growth from 1995 through 1998;

        -- 14.5% compounded annual diluted earnings per share growth from 1995 through 1998; and

        -- 1998 tangible ROA of 1.46% and tangible ROE of 17.8%, compared to medians of 1.42% and 16.8%, respectively, for comparable banks.

       We have achieved this growth and profitability while maintaining solid reserve and capital levels.

    o STRONG PRESENCE IN ATTRACTIVE AND GROWING MARKETS. We are the largest locally-owned and managed bank in Oklahoma and have the number one deposit market share in the state. Recent acquisitions have also provided us with significant market share in new regional markets, including Dallas/Fort Worth and Albuquerque. We rank among the top five banks in deposit market share in nine of the 11 Oklahoma counties in which we operate.

    o EXCEPTIONAL LOCAL MARKET KNOWLEDGE AND CUSTOMER SERVICE. We have grown our market share by emphasizing our reputation for in-depth local market knowledge and strong customer service. In addition to having significant expertise in many specialized industries, our commercial lending officers have an average of seven years of service at BOK Financial and approximately 13 years of overall industry experience. In each of our markets, we identify our operations using a local name and provide local management with the necessary decision-making authority to provide a quick response to customer requests. We believe that our local market knowledge and commitment, specialized industry expertise and strong customer service were important factors leading to the growth of our deposit market share in Oklahoma from 8.3% in 1995 to 10.4% in 1998.

    o DIVERSIFIED, FEE-BASED PRODUCT OFFERING. In the first quarter of 1999, our fee-based revenue represented over 46% of total revenue, which compares favorably to the median of 29% for comparable banks. We offer our customers a full line of products and services comparable to those provided by many larger, super-regional or national banks. These products include: treasury and cash management, selected capital markets services, mortgage loan related services, brokerage, trust services, asset management and certain trade finance products. Many of these products and services provide us with fee-based revenue as opposed to interest income. As a result, we enjoy this above average proportion of diverse, predictable fee-based revenue.

    o EXPERIENCED AND HIGHLY INCENTIVIZED MANAGEMENT TEAM. Our senior management team has an average of 26 years of experience in financial services. Our chairman, Mr. George B. Kaiser, has been Chairman of the Board and majority owner since 1991. Our CEO, Mr. Stanley A. Lybarger, has been with BOK Financial for 25 years. In addition, our management compensation system is highly oriented toward employee retention and generation of long-term appreciation in equity ownership. Mr. Kaiser owns 74.1% of our diluted shares. In 1998, approximately 11% of our full-time employees participated in at least one of our stock option programs, and depending upon their tenure, members of our senior management team can expect to have almost 40% of their compensation derived from stock options.

    o CONSISTENT UNDERWRITING APPROACH AND SUPERIOR CREDIT QUALITY. Our conservative credit culture and consistent and prudent underwriting approach have produced excellent credit quality. Our conservative underwriting approach emphasizes local market knowledge and experience, standardized credit evaluation criteria and an efficient and timely loan approval process without sacrificing credit quality. As of March 31, 1999, our nonperforming assets to total loans and foreclosed assets ratio was 0.55%, compared to a median of 0.57% for comparable banks.

BUSINESS STRATEGY

    Our business strategy is to:

    o FURTHER ENHANCE OUR LEADERSHIP POSITION IN THE OKLAHOMA MARKET. We have the number one deposit market share in the state and are among the five largest banks in terms of deposits in nine of the 11 Oklahoma counties in which we operate. We intend to strengthen this leadership position by pursuing several initiatives that leverage our Oklahoma market strengths. These initiatives include acquiring customers through targeted sales to desirable customer segments, developing new product and technological innovations and continuing our high levels of customer service.

    o CAPITALIZE ON THE VOID CREATED BY MERGERS OF LEADING LOCAL BANKS INTO LARGE NATIONAL BANKS. We intend to continue our expansion by developing business with middle market companies that are no longer being served adequately by local banks due to consolidation in the banking industry. We believe that we offer middle market companies a full range of services typically provided by large banks, coupled with the customer service typically offered by smaller local banks. In addition to an increased emphasis on developing relationships with these customers, we are employing a carefully designed acquisition strategy which targets small to medium-size banks located in growing communities with large numbers of mid-sized businesses and upper-income customer bases. We believe that these banks afford us the platform from which to develop a middle market lending presence that capitalizes on the void resulting from a reduction in the number of banking firms which primarily target those customers. Our recent acquisitions in the Dallas and Albuquerque markets are examples of this strategy.

    o CONTINUE TO GROW OUR FEE-BASED REVENUE. We believe that our ratio of approximately 46% of fee-based revenue to total revenue in the first quarter of 1999 represents one of the highest percentages of fee-based revenue of any bank in the country. However, we intend to continue growing our fee-based revenue contribution by executing a series of ongoing initiatives in our nationally competitive, niche fee-generating businesses, including Trust Services, Mortgage Banking, TransFund and BOSC, Inc., our securities brokerage subsidiary.

    o IMPROVE OUR OPERATING EXPENSE MANAGEMENT AND EFFICIENCY RATIO. Our focus in prior years has been to build share in our home markets by taking advantage of disruptions from ongoing bank consolidations, while continuing to expand and develop our Texas franchise. While continued opportunities exist, we also have identified opportunities to improve our operating efficiency. To capitalize on these opportunities, we have developed and are pursuing a number of expense-reduction strategies including:

       -- personnel expense reduction;

       -- continued evaluation of outsourcing opportunities;

       -- consolidation of operational facilities; and

       -- revenue enhancement through differential pricing and improved float management.

RECENT DEVELOPMENTS

We recently acquired three banks located in the Dallas/Fort Worth area for approximately $76 million in cash and an additional bank in Oklahoma for approximately 2.4 million shares of our common stock (approximately $60 million).

                                                                                   AS OF MARCH 31, 1999
                                                                             --------------------------------
     CLOSING                                                                  TOTAL       TOTAL        TOTAL
       DATE                  NAME                PLACE OF OPERATION          ASSETS       LOANS       DEPOSITS
       ----                  ----                ------------------          ------       -----       --------
                                                                                      (in millions)

     6/30/99      First National Bank & Trust    Muskogee, Oklahoma          $ 245.4      $90.6      $ 227.3
                  Company of Muskogee
     5/14/99      Canyon Creek National Bank     Richardson and McKinney,      104.8       56.8         97.2
                                                 Texas
     6/4/99       Mid-Cities National Bank       Tarrant County, Texas          78.6       42.8         72.1
     6/16/99      Swiss Avenue State Bank        Dallas, Texas                 227.2       49.0        182.6

The three acquisitions in the Dallas/Fort Worth metropolitan area increased our total assets in this area to approximately $977 million from $566 million at March 31, 1999. They also have increased our deposits in the area from $404 million to $756 million, giving us an approximate 1.2% share in this $53.9 billion deposit market.

                                ---------------

    Our principal executive offices are located at Bank of Oklahoma Tower, Boston Avenue at Second Street, Tulsa, Oklahoma, 74172, and our telephone number is (918) 588-6000.

                                  THE OFFERING

    The following summarizes the offering of our common stock by the selling shareholders.


    Common stock offered hereby..................   2,371,809

    Common stock to be outstanding after
     this offering...............................   47,553,759 shares based on shares
                                                    outstanding as of June 30, 1999. This does
                                                    not include 2,736,445 shares of common stock
                                                    issuable upon the exercise of stock options
                                                    granted under our stock incentive plans, of
                                                    which options to purchase 2,054,043 shares
                                                    are currently outstanding but not
                                                    exercisable and options to purchase 682,402
                                                    shares are currently outstanding and
                                                    exercisable, and 5,970,264 shares of common
                                                    stock immediately issuable upon conversion
                                                    of preferred stock.

    Use of proceeds..............................   We will not receive any of the proceeds
                                                    from the sale of the shares by the selling
                                                    shareholders.

    Dividend policy..............................   Our present policy is to retain earnings
                                                    for capital and future growth, and management
                                                    has no current plans to recommend payment of
                                                    cash dividends on our common stock. Since 1996,
                                                    we have declared an annual dividend on our common
                                                    stock, payable in shares of our common stock, at
                                                    a rate of 3%.

    Nasdaq National Market symbol................   BOKF

    Risk Factors.................................   You should carefully consider all of the
                                                    information in this prospectus and the
                                                    accompanying prospectus supplement including the
                                                    discussion of risks beginning on page 8 of this
                                                    prospectus.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

    The summary consolidated financial and other data as of or for the periods ended December 31, 1996, 1997 and 1998 are calculated from our audited consolidated financial statements incorporated by reference into this prospectus. The summary consolidated financial and other data as of and for the periods ended March 31, 1998 and March 31, 1999 are calculated from our unaudited consolidated financial statements incorporated by reference in to this prospectus.

    You should read the following data with the more detailed information contained in "Selected Consolidated Financial and Operating Data" included in this prospectus and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the Year Ended December 31, 1998, and Quarterly Report on Form 10-Q for the Three Months Ended March 31, 1999, each of which is incorporated by reference into this prospectus and with our consolidated financial statements and notes to the consolidated financial statements incorporated by reference into this prospectus.

    See "Selected Consolidated Financial Data" for information regarding assumptions and definitions used in the presentation of our financial data.

                                                                                                          THREE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                        MARCH 31,
                                                      -------------------------------------------     ---------------------------
                                                          1996            1997            1998            1998            1999
                                                      -----------     -----------     -----------     -----------     -----------
                                                                                                              (unaudited)

                                                                 (dollars in thousands, except per share and ratio data)

RESULTS OF OPERATIONS:
  Taxable-equivalent net interest revenue ........    $   135,804     $   165,167     $   191,545     $    44,366     $    52,231
  Provision for loan loss ........................          4,267           9,026          14,451           2,470           3,370
  Other operating revenue ........................        105,312         129,699         172,819          40,787          46,865
  Other operating expense ........................        159,028         195,166         228,655          57,193          63,593
                                                      -----------     -----------     -----------     -----------     -----------
  Income before taxes ............................         77,821          90,674         121,258          25,490          32,133
  Income tax .....................................         23,694          26,049          46,542           9,177          12,316
                                                      -----------     -----------     -----------     -----------     -----------
  Net income .....................................    $    54,127     $    64,625     $    74,716     $    16,313     $    19,817
                                                      ===========     ===========     ===========     ===========     ===========
PER COMMON SHARE:
  Net income--basic ..............................    $      1.17     $      1.40     $      1.62     $      0.35     $      0.43
  Net income--diluted ............................           1.06            1.25            1.44            0.31            0.38
  Book value--diluted (end of period) ............           7.98            9.68           11.09            9.73           11.34

BALANCE SHEET DATA (END OF PERIOD):
  Assets .........................................    $ 4,620,700     $ 5,399,642     $ 6,809,348     $ 5,632,667     $ 7,044,000
  Loans ..........................................      2,394,580       2,765,093       3,551,941       2,836,296       3,591,398
  Deposits .......................................      3,256,755       3,728,079       4,379,230       4,019,374       4,342,935
  Shareholders' equity ...........................        359,966         435,477         505,114         448,635         519,207

OTHER DATA:
  Return on average assets .......................           1.26%           1.27%           1.31%           1.19%           1.19%
  Tangible return on average assets ..............           1.43            1.42            1.46            1.34            1.36
  Return on average shareholders' equity .........          16.80           16.41           15.99           14.89           15.75
  Tangible return on average shareholders'
    equity .......................................          19.03           18.42           17.79           16.78           18.05
  Net interest margin ............................           3.54            3.66            3.72            3.65            3.57
  Efficiency ratio ...............................          67.84           67.49           62.89           67.23           65.48
  Tangible efficiency ratio ......................          64.01           64.50           60.31           64.53           62.21
  Tier 1 capital ratio ...........................          10.49            9.39            7.80            9.47            8.06
  Total capital ratio ............................          11.74           14.54           11.96           14.47           12.15
  Leverage ratio .................................           7.46            6.81            6.57            6.81            6.31
  Tangible shareholders' equity ratio ............           7.22            6.90            6.09            6.88            6.12

                                  RISK FACTORS

You should carefully consider the following risks as well as the other information included or incorporated by reference in this prospectus before purchasing the common stock.

ADVERSE REGIONAL ECONOMIC DEVELOPMENTS COULD NEGATIVELY AFFECT OUR BUSINESS

    A substantial majority of our loans are generated in Oklahoma and other markets in the southwest region, with approximately 95% of 1998 earnings derived from Bank of Oklahoma. As a result, poor economic conditions in Oklahoma or other markets in the southwest region may cause us to incur losses associated with higher default rates and decreased collateral values in our loan portfolio. In the mid-to-late 1980s, Oklahoma and other parts of the region underwent an economic downturn that resulted in increases in the level of delinquencies and losses for us and many of the other financial institutions operating in the state. If another economic downturn were to occur, we would expect our level of problem assets to increase accordingly. A regional economic downturn could also adversely affect revenue from brokerage and trading activities, mortgage loan originations and other sources of fee-based revenue.

ADVERSE ECONOMIC FACTORS AFFECTING PARTICULAR INDUSTRIES COULD HAVE A NEGATIVE EFFECT ON OUR CUSTOMERS AND THEIR ABILITY TO MAKE PAYMENTS TO US

    Certain industry-specific economic factors also affect us. For example, as of year-end 1998, 4.4% of our total loan portfolio was to borrowers in the agricultural industry and 13.2% of our total loan portfolio was to borrowers in the energy industry, both of which industries are historically cyclical. Low commodity prices may adversely affect those industries and, consequently, may affect our business negatively; prices for certain commodities are currently low. In addition, as of year-end, 1998, 20.9% of our total loan portfolio is from commercial real estate loans, and a portion of our recent growth has been fueled by the general real estate recovery in Oklahoma. Accordingly, a commensurate downturn in the real estate industry in Oklahoma could also have an adverse effect on our operations.

FLUCTUATIONS IN INTEREST RATES COULD ADVERSELY AFFECT OUR BUSINESS

    Our business is highly sensitive to:

    o the monetary policies implemented by the Federal Reserve Board, including the discount rate on bank borrowings and changes in reserve requirements, which affect our ability to make loans and the interest rates we may charge;

    o changes in prevailing interest rates, due to the dependency of our banks on interest income; and

    o  open market operations in U.S. Government securities.

    Significant increases in market interest rates, or the perception that an increase may occur, could adversely affect both our ability to originate new loans and our ability to grow. Conversely, a decrease in interest rates could result in an acceleration in the prepayment of loans, including loans underlying our holdings of mortgage-backed securities and termination of our mortgage servicing rights. In recognition of the significant risk of loss on our capitalized mortgage servicing rights in a declining interest rate environment, we have undertaken a program to hedge this exposure through use of futures contracts, call options and put options. In addition, changes in market interest rates, changes in the relationships between short-term and long-term market interest rates or changes in the relationships between different interest rate indices, could affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income. Our strategy of borrowing funds in the capital markets to supplement deposit growth subjects us to additional interest rate and liquidity risk. An increase in market interest rates also could adversely affect the ability of our floating-rate borrowers to meet their higher payment obligations. If this occurred, it could cause an increase in nonperforming assets and net charge-offs, which could adversely affect our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Market Risk, Quarterly Report on Form 10-Q for the Three Months Ended March 31, 1999" for a discussion of our management of interest rate risk.

OUR SUBSTANTIAL HOLDINGS OF MORTGAGE-BACKED SECURITIES AND MORTGAGE SERVICING RIGHTS COULD ADVERSELY AFFECT OUR BUSINESS

    We have invested a substantial amount of our holdings in mortgage-backed securities, which are investment interests in pools of mortgages. Mortgage-backed securities are highly sensitive to changes in interest rates. We mitigate this risk somewhat by investing principally in shorter duration, adjustable rate mortgage products which are less sensitive to changes in interest rates. Nonetheless, a significant decrease in interest rates could lead mortgage holders to refinance the mortgages constituting the pool backing the securities, subjecting us to a risk of prepayment and decreased return on investment due to subsequent reinvestment at lower interest rates.

    In addition, as part of our mortgage banking business, we have acquired substantial holdings of mortgage servicing rights. The value of these rights is also very sensitive to changes in interest rates. Falling interest rates tend to increase loan prepayments, which may lead to cancellation of the related servicing rights. Our investments and dealings in mortgage-related products increases the risk that a decrease in interest rates could adversely affect our business. We attempt to manage this risk by maintaining an active hedging program for our mortgage servicing rights. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Market Risk, Quarterly Report on Form 10-Q, for the Three Months Ended March 31, 1999."

SUBSTANTIAL COMPETITION COULD ADVERSELY AFFECT US

    Banking is a competitive business. We compete actively for loan, deposit and other financial services business in Oklahoma, as well as in our other markets. Our competitors include a large number of small and large local and national banks, savings and loan associations, credit unions, trust companies, broker-dealers and underwriters, as well as many financial and nonfinancial firms that offer services similar to ours. Recently, large national financial institutions, such as Bank One and BankAmerica, have entered the Oklahoma market. These institutions have substantial capital, technology and marketing resources. Such large financial institutions may have greater access to capital at a lower cost than we do, which may adversely affect our ability to compete effectively. In addition, there have been a number of recent mergers involving financial institutions located in Oklahoma and our other markets. There have historically been significant limitations in Oklahoma on the ability of existing banks to establish branches. On June 30, 1999, legislation restricting the ability of state thrifts to branch expired. As a consequence, after June 30, 1999, banks will have an unlimited ability to establish branches in Oklahoma. Accordingly, we may face increased competition from both merged banks and new entrants to our markets.

    We have recently expanded into markets outside of Oklahoma, where we compete with a large number of financial institutions that have an established customer base and greater market share than we do. We may not be able to compete successfully in these markets outside of Oklahoma.

    With respect to some of our services, we compete with non-bank companies that are not subject to regulation. The absence of regulatory requirements may give non-banks a competitive advantage.

POSSIBLE DISRUPTION OF BUSINESS DUE TO THE YEAR 2000 PROBLEM

    The Year 2000 problem results from an inability of computer systems to accurately recognize dates on and after the year 2000. The Year 2000 problem is a broad business issue that extends beyond computer failures to possible failures of entire infrastructures, such as telecommunications and data networks, building facilities and security systems and systems of other institutions, including governmental agencies, to settle transactions.

    We and our service providers are having to modify or replace significant portions of computer software and hardware to ensure that our systems will function correctly in the year 2000 and thereafter. As part of our comprehensive Year 2000 compliance program, we have identified all of the major application and processing systems and have sought external and internal resources to replace and test the systems. We are testing purchased software, internally developed systems and systems supported by external parties as part of the program. We are evaluating customers and vendors that have significant relationships with us to determine whether they are adequately preparing for the year 2000. In addition, we are developing contingency plans to reduce the impact of some potential events that may occur. These plans will include a definition of and a plan to address the most reasonably likely, worst case scenario. We cannot guarantee, however, that the systems of vendors or customers with whom we do business will be Year 2000 compliant on a timely basis or that contingency plans will shield operations from failures that may occur.

    The Year 2000 problem poses the following principal risks to our business:

    o disruption of our business due to our failure to achieve Year 2000 readiness;

    o disruption of our business due to failure of third parties to achieve Year 2000 readiness; and

    o disruption in our funding and repayment operations due to failure of fund providers and obligors to achieve Year 2000 readiness.

    We are funding the cost of the Year 2000 project by normal operating cash flow. Our estimated total cost could change further as analysis continues. Because of the range of possible issues and the large number of variables involved, however, we cannot definitively quantify the potential costs. For example, our remediation efforts or the efforts of third parties may be unsuccessful. Any failure of such remediation efforts could result in a loss of business, damage to our reputation or legal liability. Consequently, such failures could have a material adverse effect on our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Considerations", Quarterly Report on Form 10-Q for the Three Months Ended March 31, 1999 for a discussion of our Year 2000 compliance strategy.

YEAR 2000 LIQUIDITY NEEDS

    We may experience additional liquidity needs in connection with increased deposit withdrawals due to customer concerns over the Year 2000 issue. Although we have developed a contingency funding plan to prepare for this potential liquidity need, there can be no assurance that such steps will be adequate. As a result, significant customer withdrawals in advance or immediately following January 1, 2000 could have a material adverse effect on our results of operations or financial condition.

RISKS ASSOCIATED WITH ACQUISITIONS

    In order to grow our business, we have recently acquired, and expect to acquire, other bank and nonbank businesses and assets from time to time. Accordingly, we expect to face risks commonly encountered in making acquisitions, including:

    o  possible loss of key personnel of our acquired businesses;

    o difficulties assimilating the personnel and operations of our acquired businesses;

    o possible disruption of our ongoing business and additional burdens on our management team;

    o difficulties in maintaining uniform standards, controls, procedures and policies;

    o possible regulatory and other impediments associated with making acquisitions; and

    o  possible unexpected increased costs related to acquisitions.

    We cannot be certain that we will realize the anticipated benefits from our acquisitions or that we will be able to integrate the acquired businesses successfully. If we fail to integrate acquired businesses successfully, this could have a material adverse effect on our business.

ADVERSE FACTORS COULD IMPACT OUR ABILITY TO IMPLEMENT OUR OPERATING STRATEGY

    Although we have developed an operating strategy which we expect to result in continuing improved financial performance, we cannot assure you that we will be successful in fulfilling this strategy or that this operating strategy will be successful. Achieving success is dependent upon a number of factors, many of which are beyond our direct control. Factors that may adversely affect our ability to implement our operating strategy include:

    o  deterioration of our asset quality;

    o  inability to reduce our noninterest expenses;

    o  inability to increase noninterest income;

    o deterioration in general economic conditions, especially in our core markets;

    o  decreases in net interest margins;

    o  increases in competition; and

    o  adverse regulatory developments.

    In particular, we cannot assure you that we will be able to achieve our plan to reduce expenses and improve our efficiency ratio. This plan is based on estimates of cost savings and revenue enhancements attributable to various planned initiatives, and actual results may vary from our estimates. In particular, our plan is based on current conditions and does not take into effect future cost increases that may result from acquisitions, internal growth, wage and price increases or other factors.

ADVERSE EFFECTS OF BANKING REGULATIONS OR CHANGES IN BANKING REGULATIONS COULD ADVERSELY AFFECT US

    We and our subsidiaries are extensively regulated under both federal and state law. In particular, we are subject to the Bank Holding Company Act of 1956 and the National Bank Act. These regulations are primarily for the benefit and protection of our customers and not for the benefit of our investors. In the past, our business has been materially affected by these regulations. For example, regulations limit our business to banking and related businesses, and they limit the location of our branches and offices, as well as the amount of deposits that we can own in a particular state. These regulations may limit our ability to grow and expand into new markets and businesses.

    Additionally, under the Community Reinvestment Act, we are required to provide services in traditionally underserved areas. Our ability to make acquisitions and engage in new business may be limited by these requirements.

    In addition, the Federal Deposit Insurance Act of 1991 requires us to maintain specified capital ratios. Any failure to maintain required capital ratios would limit the growth potential of our business.

    Under a long-standing policy of the Board of Governors of the Federal Reserve System, a bank holding company is expected to act as a source of financial strength for its subsidiary banks. As a result of that policy, we may be required to commit financial and other resources to our subsidiary banks in circumstances where we might not otherwise do so.

    The trend toward extensive regulation is likely to continue in the future. Laws, regulations or policies currently affecting us and our subsidiaries may change at any time. Regulatory authorities may also change their interpretation of these statutes and regulations. Therefore, our business may be adversely affected by any future changes in laws, regulations, policies or interpretations.

STATUTORY RESTRICTIONS ON SUBSIDIARY DIVIDENDS AND OTHER DISTRIBUTIONS AND DEBTS OF OUR SUBSIDIARIES COULD LIMIT AMOUNTS OUR SUBSIDIARIES MAY PAY TO US

    We are a bank holding company, and a substantial portion of our cash flow typically comes from dividends that our bank and nonbank subsidiaries pay to us. Various statutory provisions restrict the amount of dividends our subsidiaries can pay to us without regulatory approval. In addition, if any of our subsidiaries liquidates, that subsidiary's creditors will be entitled to receive distributions from the assets of that subsidiary to satisfy their claims against it before we, as a holder of an equity interest in the subsidiary, will be entitled to receive any of the assets of the subsidiary. If, however, we are a creditor of the subsidiary with recognized claims against it, we will be in the same position as other creditors.

RISKS ASSOCIATED WITH LOW LIQUIDITY

    A relatively small fraction of our outstanding common stock is actively traded. Although this registration may increase the liquidity of our common stock, we cannot be sure it will eliminate risks associated with low liquidity. The risks of low liquidity include increased volatility of the price of our shares. Low liquidity may also limit holders of our common stock in their ability to sell or transfer our shares at the price, time and quantity desired.

OUR PRINCIPAL SHAREHOLDER CONTROLS A MAJORITY OF OUR SHARES

    Mr. George B. Kaiser owns a majority of the outstanding shares of our common stock. Mr. Kaiser will continue to be able to elect all of our directors and effectively to control the vote on all matters submitted to a vote of our common shareholders.

    Mr. Kaiser's ability to prevent an unsolicited bid for BOK Financial or any other change in control could have an adverse effect on the market price for our common stock. A substantial majority of our directors are not officers or employees of BOK Financial or any of its affiliates. However, because of Mr. Kaiser's control over the election of our directors, he could change the composition of our Board of Directors so that it would not have a majority of outside directors.

POSSIBLE FUTURE SALES OF SHARES BY OUR PRINCIPAL SHAREHOLDER COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK

       Although Mr. Kaiser intends to maintain at least a majority ownership in BOK Financial, he may sell shares of our common stock in compliance with the federal securities laws at any time, or from time to time. The federal securities laws will be the only restrictions on Mr. Kaiser's ability to sell. Because of his current control of us, Mr. Kaiser could sell large amounts of his shares of our common stock by causing us to file a registration statement that would allow him to sell shares more easily. In addition, Mr. Kaiser could sell his shares of our common stock without registration under Rule 144 of the Securities Act. Although we can make no predictions as to the effect, if any, that such sales would have on the market price of our common stock, sales of substantial amounts of our common stock, or the perception that such sales could occur, would adversely affect market prices. If Mr. Kaiser sells or transfers his shares of our common stock as a block, another person or entity could become our controlling shareholder.

                                 USE OF PROCEEDS

    We will not receive any of the proceeds from the sale of the shares by the selling shareholders.


                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    Our common stock is quoted on the Nasdaq National Market under the symbol "BOKF." The following table sets forth the high and low closing sale prices for our common stock for the periods indicated, as reported by the Nasdaq National Market. The share prices have been adjusted to reflect a two-for-one stock split in the form of a 100% stock dividend paid on February 22, 1999, but not for the annual 3% stock dividends paid in 1996, 1997 and 1998.

                                              COMMON STOCK
                                                  PRICE
                                         -------------------------
                                            HIGH           LOW
                                         ----------    -----------
YEAR ENDED DECEMBER 31, 1997
  First quarter.......................... $ 15 3/16     $ 12 23/32
  Second quarter.........................   17 1/32       13 9/16
  Third quarter..........................   19 5/16       15 7/16
  Fourth quarter.........................   22 3/8        17 7/16
YEAR ENDED DECEMBER 31, 1998
  First quarter..........................   24 7/8        18 3/32
  Second quarter.........................   24 15/16      22 1/32
  Third quarter..........................   23 29/32      19 19/32
  Fourth quarter.........................   24 1/16       20 3/4
YEAR ENDED DECEMBER 31, 1999
  First quarter..........................   25 15/16      22 1/16
  Second quarter.........................   25 7/8        23 3/4


    A recent reported last sale price for our common stock as reported on the Nasdaq National Market is set forth on the cover page of this prospectus. As of June 30, 1999, there were 1,225 holders of record of our common stock based on number of accounts.

    Our present policy is to retain earnings for capital and future growth, and management has no current plans to recommend payment of cash dividends on our common stock. Our policy is also to pay an annual dividend on our common stock payable in shares of our common stock at a rate of 3%.

    In each of 1996, 1997 and 1998, a 3% dividend payable in shares of our common stock was declared and paid to holders of our common stock. In addition, in 1996, 1997 and 1998, 139,344 shares, 107,230 shares and 68,765 shares, respectively, of our common stock were issued in payment of dividends on our Series A Preferred Stock in lieu of cash by mutual agreement of BOK Financial and the holders of our Series A Preferred Stock.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

    The selected consolidated financial and other data as of and for the years ended December 31, 1994, 1995, 1996, 1997 and 1998 are derived from our audited consolidated financial statements that are incorporated in this prospectus by reference. The selected consolidated financial and other data as of and for the quarter ended March 31, 1998 and 1999 are derived from our unaudited consolidated financial statements that are incorporated in this prospectus by reference. You should read the following data with the more detailed information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report for the year ended December 31, 1998, and Quarterly Report on Form 10-Q, for the Three Months Ended March 31, 1999, each of which is incorporated in this prospectus by reference, and with our consolidated financial statements and the notes to the consolidated financial statements incorporated in this prospectus by reference.

You should read the following information with the data in the table on the next page:

    o Per share data has been restated to reflect the two-for-one stock split in the form of a 100% stock dividend paid on February 22, 1999 and a 3% stock dividend paid on November 25, 1998.

    o We have presented net interest income and income before income taxes on a taxable-equivalent basis using a combined federal and state statutory tax rate of 38.9%.

    o Other operating expense includes merger and integration expense, which was $98,000 for 1996, $112,000 for 1997 and $2.0 million for 1998.

    o Tangible return on average shareholders' equity is net income plus intangible amortization net of income taxes divided by average shareholders' equity.

    o The efficiency ratio is noninterest expense not including foreclosed asset expense or income, as a percentage of the sum of net interest income (on a taxable-equivalent basis) and noninterest income.

    o The tangible efficiency ratio is noninterest expense not including foreclosed asset expense or income and expenses from intangible assets, as a percentage of the sum of net interest income (on a taxable-equivalent basis) and noninterest income.

    o The Tier 1 leverage ratio is computed by dividing Tier 1 capital, which is total shareholders' equity less net unrealized gains and losses on securities available for sale and intangible assets, by average tangible assets.

    o The Tier 1 capital ratio is computed by dividing Tier 1 capital by risk weighted period-end assets. Risk weighted period-end assets equal the balance of the assets at risk less the portion of the allowance for credit losses which exceeds 1.25% of the balance of the assets at risk. The balance of the assets at risk is calculated by applying risk-weighted percentages per regulatory guidelines to total assets and off-balance sheet items.

    o The tangible shareholders' equity ratio is tangible shareholders' equity divided by tangible assets.

    o The total capital ratio is total risk-based capital divided by total risk-adjusted assets.

    o The reserve for loan losses to loans is computed by dividing the reserve for loan losses by total loans, excluding residential mortgage loans held for sale which are carried at the lower of aggregate cost or market value.

    o The provision for loan losses to average total loans is computed by dividing the annualized provision for loan losses by total average loans, excluding average residential mortgage loans held for sale.



                                                                              YEAR ENDED DECEMBER 31,
                                                       ------------------------------------------------------------------------
                                                         1994            1995            1996           1997            1998
                                                       ----------     ----------     -----------      ----------     ----------
                                                                  (dollars in thousands, except per share and ratio data)
RESULTS OF OPERATIONS:
Taxable-equivalent interest revenue ..............     $  229,175     $  282,479     $   298,897      $  354,115     $  395,880
Interest expense .................................        104,055        160,177         163,093         188,948        204,335
                                                       ----------     ----------     -----------      ----------     ----------
Taxable-equivalent net interest revenue ..........        125,120        122,302         135,804         165,167        191,545
Provision for loan losses ........................            195            231           4,267           9,026         14,451
Other operating revenue ..........................         74,364         91,146         105,312         129,699        172,819
Other operating expense ..........................        133,475        142,206         159,028         195,166        228,665
                                                       ----------     ----------     -----------      ----------     ----------
Income before income taxes .......................         65,814         71,011          77,821          90,674        121,258
Income tax expense ...............................         20,749         21,806          23,694          26,049         46,542
                                                       ----------     ----------     -----------      ----------     ----------
Net income .......................................     $   45,065     $   49,205     $    54,127      $   64,625     $   74,716
                                                       ==========     ==========     ===========      ==========     ==========
PER COMMON SHARE:
Net income-basic .................................     $     0.96     $     1.06     $      1.17      $     1.40     $     1.62
Net income-diluted ...............................           0.88           0.96            1.06            1.25           1.44
Book value-diluted (end of period) ...............           5.22           6.67            7.98            9.68          11.09
Common shares outstanding (end of period) ........         39,470         40,832          42,264          43,818         45,037
Weighted average common shares
outstanding-basic ................................         45,032         44,971          45,014          45,120         45,118
Weighted average common shares
outstanding-diluted ..............................         51,110         51,058          51,161          51,634         51,790
BALANCE SHEET DATA (END OF PERIOD):
Assets ...........................................     $3,927,276     $4,244,118     $ 4,620,700      $5,399,642     $6,809,348
Loans ............................................      1,844,053      2,194,368       2,394,580       2,765,093      3,551,941
Intangible assets ................................         43,846         37,134          28,276          67,796         95,935
Nonperforming assets .............................         24,214         32,687          23,411          24,232         17,716
Deposits .........................................      2,629,574      2,937,709       3,256,755       3,728,079      4,379,230
Subordinated debenture ...........................         23,000           --              --           148,356        146,921
Shareholders' equity .............................        236,902        301,565         359,966         435,477        505,114
BALANCE SHEET DATA (PERIOD AVERAGE):
Assets ...........................................     $3,580,373     $4,046,189     $ 4,302,427      $5,090,545     $5,712,791
Loans ............................................      1,718,508      2,012,574       2,252,216       2,598,718      2,978,438
Earning assets ...................................      3,177,134      3,603,355       3,834,705       4,510,970      5,064,001
Deposits .........................................      2,554,185      2,681,892       3,125,780       3,471,875      3,878,801
Shareholder's equity .............................        226,201        272,359         322,254         393,704        467,300
PROFITABILITY RATIOS:
Return on average assets .........................           1.26 %         1.22 %          1.26 %          1.27 %         1.31 %
Tangible return on average assets ................           1.38           1.34            1.43            1.42           1.46
Return on average shareholders' equity ...........          19.92          18.07           16.80           16.41          15.99
Tangible return on average
shareholders' equity .............................          21.90          19.85           19.03           18.42          17.79
Net interest margin ..............................           3.94           3.39            3.54            3.66           3.72
Efficiency ratio .................................          69.20          68.07           67.84           67.49          62.89
Tangible efficiency ratio ........................          66.40          65.27           64.01           64.50          60.31
RISK-BASED CAPITAL RATIOS:
Tier 1 capital ratio .............................         9.14 %         9.91 %         10.49 %          9.39 %         7.80 %
Total capital ratio ..............................          11.19          11.17           11.74           14.54          11.96
Leverage ratio ...................................           5.64           6.55            7.46            6.81           6.57
Return on average shareholders' equity ...........          19.92          18.07           16.80           16.41          15.99

CREDIT QUALITY RATIOS:
Reserve for loan losses to
nonperforming loans ..............................         190.27 %       130.73 %        239.70 %        279.86 %       495.05 %
Reserve for loan losses to loans .................           2.12           1.80            1.96            1.98           1.88
Provision for loan losses to average
total loans ......................................           0.01           0.01            0.19            0.35           0.50
Net loans charged off to average total loans .....           0.01           0.01           (0.12)           0.14           0.09
Nonperforming assets to total loans and
foreclosed assets ................................           1.31           1.49            0.98            0.87           0.50
Nonperforming assets to total assets .............           0.62           0.77            0.51            0.45           0.26
                                                             THREE MONTHS
                                                                 ENDED
                                                               MARCH  31,
                                                       --------------------------
                                                          1998            1999
                                                       ----------      ----------
                                                              (unaudited)

                                                          (dollars in thousands,
                                                     except per share and ratio data)
RESULTS OF OPERATIONS:
Taxable-equivalent interest revenue ..............     $   95,074      $  108,841
Interest expense .................................         50,708          56,610
                                                       ----------      ----------
Taxable-equivalent net interest revenue ..........         44,366          52,231
Provision for loan losses ........................          2,470           3,370
Other operating revenue ..........................         40,787          46,865
Other operating expense ..........................         57,193          63,593
                                                       ----------      ----------
Income before income taxes .......................         25,490          32,133
Income tax expense ...............................          9,177          12,316
                                                       ----------      ----------
Net income .......................................     $   16,313      $   19,817
                                                       ==========      ==========
PER COMMON SHARE:
Net income-basic .................................     $     0.35      $     0.43
Net income-diluted ...............................           0.31            0.38
Book value-diluted (end of period) ...............           9.73           11.34
Common shares outstanding (end of period) ........         43,797          45,125
Weighted average common shares
outstanding-basic ................................         45,229          45,096
Weighted average common shares
outstanding-diluted ..............................         51,934          51,747
BALANCE SHEET DATA (END OF PERIOD):
Assets ...........................................     $5,632,667      $7,044,000
Loans ............................................      2,836,296       3,591,398
Intangible assets ................................         65,494          93,933
Nonperforming assets .............................         24,181          19,827
Deposits .........................................      4,019,374       4,342,935
Subordinated debenture ...........................        148,388         148,504
Shareholders' equity .............................        448,635         519,207
BALANCE SHEET DATA (PERIOD AVERAGE):
Assets ...........................................     $5,554,376      $6,750,179
Loans ............................................      2,822,147       3,523,454
Earning assets ...................................      4,928,513       5,933,983
Deposits .........................................      3,852,937       4,291,586
Shareholder's equity .............................        444,246         510,279
PROFITABILITY RATIOS:
Return on average assets .........................         1.19 %          1.19 %
Tangible return on average assets ................           1.34            1.36
Return on average shareholders' equity ...........          14.89           15.75
Tangible return on average
shareholders' equity .............................          16.78           18.05
Net interest margin ..............................           3.65            3.57
Efficiency ratio .................................          67.23           65.48
Tangible efficiency ratio ........................          64.53           62.21
RISK-BASED CAPITAL RATIOS:
Tier 1 capital ratio .............................           9.47%         8.06 %
Total capital ratio ..............................          14.47           12.15
Leverage ratio ...................................           6.81            6.31
Return on average shareholders' equity ...........          14.89           15.75

CREDIT QUALITY RATIOS:
Reserve for loan losses to
nonperforming loans ..............................         291.46 %        452.85 %
Reserve for loan losses to loans .................           2.02            1.94
Provision for loan losses to average
total loans ......................................           0.36            0.39
Net loans charged off to average total loans .....           0.10            0.04
Nonperforming assets to total loans and
foreclosed assets ................................           0.85            0.55
Nonperforming assets to total assets .............           0.43            0.28

                                    BUSINESS

    BOK Financial Corporation is the largest bank holding company headquartered in the State of Oklahoma. We conduct business primarily in Oklahoma and selected markets in neighboring states. We provide a broad array of financial products and services to major corporations, middle-market companies, small businesses, retail customers and other entities, including:

    o  corporate, small business and consumer lending;

    o  deposit taking;

    o  corporate treasury services and cash management;

    o  mortgage lending and servicing;

    o  trust and asset management services;

    o  automated teller machine network services; and

    o  capital markets services.

    We have the number one deposit market share in Oklahoma and a leading market position in nine of the 11 Oklahoma counties in which we operate. At March 31, 1999, approximately 76% of our assets were managed in Tulsa and in Oklahoma City and 8% in the Dallas/Fort Worth area, with additional assets managed in other Oklahoma markets, Fayetteville, Arkansas and Albuquerque, New Mexico. We are the largest originator of mortgage loans in Oklahoma, serve as the state's leading fiduciary and own the state's largest ATM/EFT network and supermarket banking network.

    As of March 31, 1999, we had:

    o  assets of $7.0 billion;

    o  loans of $3.6 billion;

    o  deposits of $4.3 billion; and

    o  shareholders' equity of $519.2 million.

For 1998, we had net income of $74.7 million, and for the three months ended March 31, 1999, we had net income of $19.8 million.

COMPETITIVE ADVANTAGES

    We are a leading provider of financial services in Oklahoma and selected markets in neighboring states. Our ability to maintain and further enhance our competitive position is based on a number of significant competitive advantages which include:

    o STRONG FINANCIAL GROWTH AND CAPITAL POSITION. We have consistently achieved financial performance and growth superior to that of comparable banks:

       -- 19.8% compounded annual revenue growth from 1995 through 1998 and 24.5% revenue growth in 1998;

       -- 22.5% compounded annual fee-based revenue growth from 1995 through 1998 and 24.8% fee-based revenue growth in 1998, compared to the median 20.0% compounded annual fee-based revenue growth for comparable banks;

       -- 14.9% compounded annual net income growth from 1995 through 1998 and 15.6% net income growth in 1998;

       -- 14.5% compounded annual diluted earnings per share growth from 1995 through 1998 and 15.2% diluted earnings per share growth in 1998;

       -- 1998 ROA and ROE of 1.31% and 16.0%, compared to medians of 1.35% and 15.4% for comparable banks; and

       -- 1998 tangible ROA and tangible ROE of 1.46% and 17.8%, compared to medians of 1.42% and 16.8%, respectively, for comparable banks.

    We have achieved this growth and profitability while maintaining solid reserve levels and capital ratios, as reflected below:

       -- provision for loan losses has exceeded net charge-offs in each of the last four years;

       -- reserves to loans at year-end were at 1.98% in 1997 and 1.88% in 1998;

       -- our Tier 1 capital ratio was 9.39% in 1997 and 7.80% in 1998, compared to medians of 10.69% and 10.25% for comparable banks;

       -- our total capital ratio was 14.5% in 1997 and 12.0% in 1998, compared to medians of 12.9% and 12.0% for comparable banks; and

       -- our leverage ratio was 6.81% in 1997 and 6.57% in 1998, compared to medians of 8.53% and 7.84% for comparable banks.

    A bank with better than 6% for the Tier 1 capital ratio, 10% for the total capital ratio and 5% for the leverage ratio is considered well-capitalized by regulatory agencies.

    We believe that our consistently strong financial performance and capital adequacy have provided us with the momentum and characteristics that are critical for continued business success.

    o STRONG PRESENCE IN ATTRACTIVE AND GROWING MARKETS. We are the largest locally-owned and managed bank in Oklahoma with the number one deposit market share in the state and a leading position in nine of the 11 Oklahoma counties in which we operate. Our deposit market share in Oklahoma grew from 8.3% in 1995 to 10.4% in 1998, without in-state acquisitions. We have also established a significant presence in the majority of the counties in which we operate outside of Oklahoma, including selected counties in Texas, New Mexico and Arkansas. We rank among the top five banks in terms of deposit market share in 12 of the 17 counties in which we operate.

       While our presence in Oklahoma has been historically strong, recent acquisitions have provided us with a significant increase in market share in some of our newer markets. We recently achieved the number four deposit market share position in Albuquerque through our acquisition of 17 branches in New Mexico from Bank of America. Recent acquisitions in the Dallas/Fort Worth metropolitan area have increased our deposits in the area from $404 million to $756 million, giving us an approximate 1.2% share in this $53.9 billion deposit market. With the completion of these acquisitions, we believe that we have reached the necessary critical mass to be a significant competitive force in each of these markets.

       We have chosen to enter and expand our share in markets that we believe possess attractive demographics and future growth characteristics. The population growth rate of the Valencia County, New Mexico market is expected to be approximately 3.89% per annum over the next five years, and the Dallas/Fort Worth market area is expected to grow in excess of 1.1% in population per annum over the same period. Our primary markets together are estimated to have a population growth rate of over 10% from 1997 to 2002, compared to 4.5% for the United States over the same period. We believe that our strong presence in these growing markets will provide a platform for significant expansion of our business into the future.

    o EXCEPTIONAL LOCAL MARKET KNOWLEDGE AND CUSTOMER SERVICE. We have grown our share in all of the markets in which we compete by emphasizing our reputation for in-depth local market knowledge and strong customer service. This reputation has been particularly valuable in allowing us to capitalize on the deterioration of competitors' customer service levels caused by ongoing merger and acquisition activity. Our senior management team in each of our major markets has extensive local experience. Our commercial lending officers have an average of seven years of service at BOK Financial and approximately 13 years of overall industry experience. This experience extends into a number of more specialized industries, including energy, real estate and agriculture. In each of our principal markets, we identify our operations using a local name and provide local management with the necessary decision-making authority to provide a quick response to customer requests.

       We believe that it is, in part, our combination of local market knowledge, commitment and specialized industry expertise that allows us to deliver superior customer service and build significant market share.

    o DIVERSIFIED, FEE-BASED PRODUCT OFFERING. In the first quarter of 1999, our fee-based revenue represented over 46% of our total revenue, which compares favorably to the median of 29% for comparable banks. We offer our commercial and retail customers a full line of banking services and products comparable to those provided by many larger, super-regional or national banks. This product offering has enabled us to grow our customer base and market share while competing against larger institutions. Many of these products and services provide us with predominantly fee-based revenue as opposed to interest income. In Corporate Banking, our fee-based products include: treasury and cash management, asset management, selected capital markets services and certain trade finance products. In our other divisions, our fee-based products include: mortgage loan related services, ATM services, brokerage, trust services and asset management. In striving to serve all of our customers' banking needs, we have developed a significant presence in many of these businesses. As a result, we enjoy an above-average proportion of predictable, fee-based revenue. This relative diversity and predictability of revenue increases the stability of our earnings stream and financial performance.

    o EXPERIENCED AND HIGHLY INCENTIVIZED MANAGEMENT TEAM. Our senior management team has an average of 26 years of experience in financial services. Most of our senior management team has had significant experience at other leading national banking organizations including Banc One, Bankers Trust, Comerica and NationsBank. Our Chairman, Mr. George B. Kaiser, has served as Chairman of BOK Financial and Bank of Oklahoma since 1991, when he acquired his current ownership interest. In addition to his banking investment, Mr. Kaiser is actively involved in the oil and gas exploration and production business, with interests in 22 states and two Canadian provinces. Our CEO, Mr. Stanley A. Lybarger, has been with BOK Financial for the past 25 years, gaining substantial experience across our organization in a variety of positions. We believe that our management team has industry and regional knowledge superior to that of our primary competitors in the Oklahoma market.

       We have historically encouraged a high level of employee ownership. Mr. Kaiser owns 74.1% of our diluted outstanding shares.

       Our management compensation system is highly oriented toward employee retention and generation of long-term appreciation in equity ownership by the management group. The primary non-cash compensation is a stock option plan which vests over a seven-year period. This program is intended to align the interests of management with those of our shareholders, while encouraging the retention of senior management. Depending upon their tenure, members of our senior management team can expect to have almost 40% of their compensation derived from options. Participation in stock option plans is also used as an incentive for other bank officers. Approximately 302 employees participated in at least one of our stock option plans in 1998, representing approximately 11% of our total full-time employee base.

    o CONSISTENT UNDERWRITING APPROACH AND SUPERIOR CREDIT QUALITY. The local market knowledge of our commercial relationship officers, as well as our extensive experience as a lender in the middle-market commercial, energy, agriculture and real estate markets, helps us to identify quality lending opportunities. In order to prudently capitalize on these opportunities, we employ a conservative underwriting approach that emphasizes local market and industry knowledge and experience as well as standardized credit evaluation criteria tailored by industry and asset class. By providing our commercial relationship officers with a standardized set of criteria, we provide both a more efficient and timely approval process, as well as a high degree of predictability and consistency, in our treatment of customers.

       Central to this approach is the "Credit Concurrence Officer" ("CCO"). The CCO is a senior level, highly experienced banker whose primary responsibility is to work closely with relationship managers in evaluating all new credit decisions over $2.5 million. Importantly, the CCO has no direct lending duties or business development responsibilities and is compensated solely upon the quality of his or her credit decisions.

       This consistent and prudent underwriting approach has allowed us to maintain and grow our market share without sacrificing credit quality. As of March 31, 1999, our nonperforming assets to loans and foreclosed assets ratio was 0.55%, compared to a median of 0.57% for comparable banks. In addition, our net charge-offs to average loans ratio was 0.04%, compared to a median of 0.27% for comparable banks.

       We believe that the maintenance of our strong credit culture and consistent underwriting approach is essential for sustaining and growing our market share in favorable economic climates, while avoiding deteriorated asset quality in adverse environments.


BUSINESS STRATEGY

    o FURTHER ENHANCE OUR LEADERSHIP POSITION IN THE OKLAHOMA MARKET. One of our primary strengths is our number one deposit market share in the State of Oklahoma, particularly in the metropolitan markets of Tulsa and Oklahoma City. We rank among the five largest banks in terms of deposits in nine of the 11 Oklahoma counties in which we operate. At the end of 1998, our Corporate Banking Division had the leading market share in Tulsa and a significant market share in Oklahoma City. At the end of 1998, approximately 34% of commercial customers in Tulsa and 19% of commercial customers in Oklahoma City had their primary lending relationships with us. We currently have banking relationships with 16 of the 20 largest public companies headquartered in the state and provide fiduciary services for 11 of these businesses. In addition, we are the largest originator of mortgage loans in Oklahoma, we serve as the state's leading fiduciary, responsible for over $15 billion of assets, and we own the state's largest ATM/EFT network and supermarket banking network.

       We believe that we will further enhance our leadership position in Oklahoma by focusing on our Oklahoma market strengths, which include:

       -- an historically strong presence and recognized brand name in Oklahoma;

       -- a broader product and service offering than our community bank competitors;

       -- an in-depth knowledge of local markets and high level of customer service;

       -- a reputation for consistently and prudently providing credit services to our customers throughout economic and market cycles;

       -- a loyal local customer base which continues to grow due to disruptions at other banks caused by ongoing merger and acquisition activity; and

       -- a record of service leadership in the middle-market business community.

       Additionally, the breadth and variety of our distribution channels makes us one of the most convenient banks in Oklahoma based upon number of branches and geographic coverage. As an example, we have built the largest supermarket banking network in the state through our strong and established relationship with Albertsons, one of the premier supermarket chains in the U.S. The favorable business climate and diversified economy in Oklahoma provide us with opportunities to increase revenue along all of our primary business lines. We believe our established strengths, together with our ability to think and act more entrepreneurially than our competitors, will allow us to grow our leadership position in Oklahoma in the future.

    o CAPITALIZE ON THE VOID CREATED BY MERGERS OF LENDING LOCAL BANKS INTO LARGE NATIONAL BANKS. We believe that there is significant potential to build upon our competitive advantages in high growth markets outside of Oklahoma, and that we can capitalize on the market disruptions caused by consolidation within the banking system. In addition to an increased focus on middle market companies no longer being adequately served by their traditional bank, we are employing a carefully designed bank acquisition strategy which targets small to medium-size banks located in growing communities with large numbers of mid-sized businesses and upper-income customer bases. The institutions that we target typically do not have the financial capacity and scale to provide their customers with the range of products and services required to meet all of their financial needs, but have an excellent reputation for customer responsiveness. Post acquisition, we improve our partners' overall level of customer service by combining our full range of products and services with our partners' local presence, experience and relationships.

       After entering a new market, we use our partner as a hub to develop additional business opportunities, primarily in the small and medium-size local business market. We retain and hire experienced bankers from local markets who have expertise in specific industries and market segments, such as energy, real estate, agriculture and middle-market commercial lending. Post integration, the subsidiary operates as an affiliate bank, making localized lending decisions in accordance with our comprehensive credit policy. Our philosophy is to offer the best of large bank services with the look and feel of a service-oriented community bank.

       Examples of the effective employment of this strategy include our recent acquisitions in the Dallas and Albuquerque markets.

       -- Dallas Acquisitions. In 1997, we acquired First National Bank of Park
          Cities in Dallas, which served the affluent markets of Highland Park and University Park in Dallas. Park Cities offered traditional upscale retail products and services, but lacked other services, including trust, significant commercial lending and investment services. Subsequent to this acquisition, we acquired a strong small business bank in the Dallas market, the First Texas Bank, which we combined with Park Cities to create Bank of Texas. We hired local bankers experienced in middle-market lending and retained both management teams who now serve as the senior management at Bank of Texas. Lending decisions for Bank of Texas are made locally, but in accordance with our credit guidelines to ensure overall credit quality. Bank of Texas, now a broad-based bank with a middle-market/small-business niche, is expected to experience significant internal and acquisition-related growth. In 1999, we have further expanded our presence in the Dallas/ Fort Worth Metropolitan area through our acquisition of Swiss Avenue State Bank, Mid-Cities National Bank and Canyon Creek National Bank. We anticipate combining these newly acquired entities with Bank of Texas in the second quarter of 2000.

       -- New Mexico Acquisition. Through our acquisition of 17 Bank of America branches in New Mexico, we obtained entry into Bernalillo, Valencia and Sandoval Counties, among the fastest growing counties in New Mexico, and created the Bank of Albuquerque. This newly established bank, with $420 million in deposits and a loan portfolio of approximately $147 million, as of March 31, 1999, is the fourth largest bank in the City of Albuquerque and the fifth largest in the State of New Mexico in terms of deposits. We plan to develop our management team and introduce our products and services in a manner consistent with that utilized in Dallas.

       Focusing on high quality acquisition opportunities, we intend to apply this acquisition strategy throughout selected major midwest and southwest metropolitan business centers, such as Dallas, Fort Worth, Houston, the greater Kansas City area and other attractive regional markets.

    o CONTINUE TO GROW OUR FEE-BASED REVENUE. Growing our fee-based revenue continues to be a major operating objective. While we believe that we have one of the highest percentages of fee-based revenue of any bank in the country, we see significant opportunities to grow further through the expansion and implementation of fee-generating businesses and products.

    The table below illustrates the percentage of total pre-tax income contributed by our primary fee-generating businesses.

    Fee-based Operating Revenue

                                                          YEAR ENDED DECEMBER 31, 1998
                                       ---------------------------------------------------------------------
                                                                                   INVESTMENT
                                         TRUST        MORTGAGE     TRANSFUND        SERVICES
                                       SERVICES(1)    BANKING    (ATM NETWORK)   (BOSC, INC.)(1)    TOTAL(1)
                                       -----------    -------    -------------   ---------------    --------
                                                                 (in thousands)

Fee-based operating revenue .......     $ 37,928      $ 44,379      $ 19,138        $ 14,941      $ 109,511
Fee-based operating expense .......       35,419        39,573        12,440          14,310         95,885
Pretax contribution ...............       12,463        10,940         6,954           1,557         30,893
Percentage contribution to
  consolidated net income .........        11.13%         9.78%         6.21%           1.39%         27.59%

----------

(1) Approximately $6.9 million of investment revenue and $5.9 million in related expenses are reported in both Trust Services and BOSC, Inc. but excluded from Total.

                                                                THREE MONTHS ENDED
                                                                  MARCH 31, 1999
                                       ---------------------------------------------------------------------
                                                                                   INVESTMENT
                                         TRUST        MORTGAGE     TRANSFUND        SERVICES
                                        SERVICES      BANKING    (ATM NETWORK)   (BOSC, INC.)(1)    TOTAL(1)
                                       -----------    -------    -------------   ---------------    --------
                                                                 (in thousands)
Fee-based operating revenue .......     $  9,961      $  9,926      $  5,711       $ 5,454          $ 29,246
Fee-based operating expense .......        9,880         9,261         3,380         4,925            25,930
Pretax contribution ...............        2,592         1,659         2,434           957             7,352
Percentage contribution to
  consolidated net income .........         8.70%         5.57%         8.17%         3.21%            24.67%


----------

(1) Approximately $1.8 million of investment revenue and $1.5 million in related expenses are reported in both Trust Services and BOSC, Inc. but excluded from Total.

    We also have several businesses, including Commercial Deposits/Treasury and Retail Deposits, which provide us with a revenue stream that is more stable than that of traditional lending services. In the aggregate, these businesses and our other fee-generating businesses accounted for approximately 46% of our 1998 total revenue and 46% of our revenue for the three months ended March 31, 1999.

    We are expanding our fee-generating businesses through a number of ongoing initiatives:

       -- The Trust Services Division's recent growth initiatives include:
          workplace delivery of voluntary insurance products, a new, partially proprietary mutual fund asset allocation product, Trust Internet access and Employee Benefit Record-keeping System Internet access. Internet delivery of retail brokerage and research service is pending implementation.

       -- We have recently grown the Mortgage Banking Division through two acquisitions in the affluent metropolitan Kansas City market and one acquisition in Little Rock. Other recent Mortgage Banking initiatives include the creation of a Portfolio Retention Department designed to focus on providing mortgage services to our existing customer base.

       -- TransFund has recently introduced several new and innovative products and services, including off-line debit cards, business debit cards, direct debit point of sale and Internet payment processing.

       -- BOSC, Inc. is the result of the August 1998 merger of our securities units with Leo Oppenheim & Co., Inc., Oklahoma's leading public finance firm. In 1998, we were the largest underwriter of general obligation municipal securities in the State of Arkansas, serving as the lead underwriter on 22 new competitive issues. We were also a leading underwriter in Oklahoma, serving as lead underwriter on 24 issues in 1998. Our acquisition of Leo Oppenheim has enabled us to also enter the revenue bond underwriting market, resulting in an additional nine lead- managed revenue bond transactions completed between August 15 and December 31, 1998. The new BOSC, Inc. strengthens the breadth of our fee-based products and services by providing specialized expertise in public and municipal finance, asset-backed securities and private placement activities.

    o IMPROVE OUR OPERATING EXPENSE MANAGEMENT AND EFFICIENCY RATIO. We have identified expense management and productivity improvement as major corporate objectives for 1999 and 2000. In prior years, the unprecedented opportunity to gain market share resulting from merger- related disruptions required that we place more emphasis on business development than on expense management. While continued opportunities exist to gain customers and market share, we see a clear opportunity to enhance profitability through productivity improvement and expense management. In 1998, our efficiency ratio was 62.9% and for the three months ended March 31, 1999, it was 65.5%. Adjusted to exclude intangible amortization, the ratio was 60.3% for 1998 and 62.2% for the three months ended
       March 31, 1999.

    In 1998, we engaged the strategic consulting firm of Carreker-Antinori, Inc. to formulate a number of initiatives to increase income and to reduce expenses. In addition, a working group of senior executives chaired by our Chief Executive Officer meets monthly to identify specific areas and opportunities to reduce expenses.

    Initiatives generated by the consultants and our management working group include:

       --personnel expense reduction;

       --reduction of inefficient outsourcing operations;

       --consolidation of operational facilities; and

       --revenue enhancement through differential pricing and improved float management.

    We believe these initiatives together will yield over $5 million in ongoing pre-tax income improvement beginning in 1999. $2.2 million of this improvement relates to personnel reductions already implemented for fiscal year 1999.

    Our estimates regarding expense reduction and improved efficiency are forward-looking statements based on estimates of cost savings and revenue enhancements attributable to various planned initiatives. Actual results may vary from our estimates. In particular, the estimates are based on current conditions and do not take into effect future cost increases that may result from acquisitions, internal growth, wage and price increases or other factors that may increase our expenses. See "Risk Factors--Adverse factors could impact our ability to implement our operating strategy."

PRIMARY MARKETS

    As of March 31, 1999, approximately 76% of our assets were managed in Tulsa and in Oklahoma City and 8% in the Dallas/Fort Worth area, with additional assets managed in other Oklahoma markets, Fayetteville, Arkansas and Albuquerque, New Mexico. However, after giving effect to the acquisitions of Canyon Creek National Bank, Mid-Cities National Bank and Swiss Avenue State Bank, we have increased our assets in the Dallas/Fort Worth area from $566 million to approximately $977 million, representing approximately 13% of our total asset base (including assets resulting from the recent Muskogee acquisition).

OKLAHOMA

    Historically, Oklahoma's economy has been largely dependent on the energy industry and, to a lesser extent, the agricultural industry. However, following the deterioration of energy prices in the mid-to-late 1980s and a subsequent regional economic downturn, Oklahoma's economy became more diversified. While energy continues to be an important business sector, Oklahoma has experienced significant growth in many other sectors, including health care, aviation and telecommunications. Consequently, Oklahoma's gross state product has grown significantly, from approximately $48 billion in 1980 to approximately $79 billion in 1998. Oklahoma's gross state product has also become more diversified, as shown in the table below.

Oklahoma Gross State Product

                                         CONTRACT                     WHOLESALE,    FINANCIAL
                AGRICULTURE   ENERGY   CONSTRUCTION    MANUFACTURING    RETAIL      SERVICES    OTHER     TOTAL
                -----------   ------   ------------    -------------    ------      --------    -----     -----

1980..........     3.15%      17.83%        4.85%          14.61%         6.64%       11.33%     41.79%    100.00%
1997..........     2.72        5.33         3.10           16.98          6.13        12.51     53.23     100.00
                   ----        ----         ----           -----          ----        -----     -----     ------
change in %...    (0.43)     (12.50)       (1.75)           2.37         (0.51)        1.18     11.44         --

    Oklahoma's two largest metropolitan areas, Tulsa and Oklahoma City, have led the state's economic growth. These two business centers serve as corporate or regional headquarters for a number of major domestic and international companies, including CITGO Petroleum Corporation, Dollar Thrifty Automotive Group Inc., Fleming Companies, Inc., Phillips Petroleum, Kerr-McGee and Williams, Inc. Additionally, due in part to the state's highly skilled workforce, companies such as American Airlines, General Motors Corporation, MCI Worldcom, Lucent Technologies, Seagate Technologies and Whirlpool have established major servicing and manufacturing operations in Oklahoma. A variety of small businesses, in a number of different industries, continue to choose both cities as major business locations.

    Median household income in Oklahoma has shown consistent growth. From 1990 to 1998, household income grew 29.6% in the Tulsa MSA and 27.0% in the Oklahoma City MSA, compared to the U.S. median of 27.3%. During 1998, employment growth was 3.5% in the Tulsa MSA and 2.1% in the Oklahoma City MSA, compared to the national growth level of 2.5%.

Oklahoma State Government Revenue

    As Oklahoma's economic base has become increasingly diversified, the state's reliance on oil-related businesses has decreased commensurately. For example, in 1984, oil and gas severance taxes accounted for 26.7% of the total tax revenue for Oklahoma. By 1998, the percentage of tax revenue attributable to oil and gas severance taxes had dropped to 3.8%. This decrease occurred while Oklahoma tax revenue increased from $2.6 billion in 1984 to almost $3.9 billion in 1998.

TEXAS

    Texas is the second most populous state in the country, with a population of over 19.4 million in 1997. The state also has the country's third largest state economy, according to the Texas Chamber of Commerce. In addition to the energy industry, Texas has become a leader in technology, research and other emerging industries in recent years.

    Our Texas operations are concentrated in the Dallas/Fort Worth area. Dallas has more than 140,000 businesses and more than 5,000 corporate headquarters in its metropolitan area. In recent history, the Dallas/ Fort Worth area has experienced population and business growth superior to that of the majority of other U.S. markets. In 1998, Fortune magazine reported that Dallas ranked sixth in the number of Fortune 500 companies headquartered in its metropolitan area. Sixteen Fortune 500 companies are located in the Dallas/ Fort Worth Metroplex. In addition, the Dallas/Fort Worth area was rated one of the best places in America to start and grow a company, ranking 13th out of 50 U.S. metropolitan areas, according to data provided by the Dallas Chamber of Commerce. Dallas is also among the largest high technology employment centers in the U.S. and is expected to lead the nation in employment growth from 1997 through 2005, according to data provided by the Dallas Chamber of Commerce.

    Also, according to data provided by the Dallas Chamber of Commerce, the Dallas/Fort Worth Consolidated Metropolitan Statistical Area ("CMSA") is larger in population than the majority of U.S. states and is the nation's ninth most populous CMSA. By 2010, the Dallas/Fort Worth area is expected to be the fourth largest CMSA in the nation. Household income in the area is expected to rise at a faster rate than the national average.

The following tables illustrate population and income growth in the Dallas/Fort Worth area.

Population Growth

                                                           1990-1998                   1998-2003
           AREA                   1990           1998       % CHANGE    2003 ESTIMATE   % CHANGE
           ----                   ----           ----       --------    -------------   --------

Dallas MSA.................     2,676,248      3,154,195      17.9%       3,399,780        7.8%
Fort Worth-Arlington MSA...     1,361,034      1,570,657      15.4        1,682,415        7.1
U.S........................   248,709,873    269,412,836       8.3      280,885,064        4.3

Median Household Income Growth

           AREA                  1990       1998      % CHANGE
           ----                  ----       ----      --------

Dallas MSA..................   $ 32,739   $ 45,117      37.8%
Fort Worth-Arlington MSA....     32,161     41,972      30.5
U.S.........................     30,097     38,302      27.3

NEW MEXICO

    In 1998, the State of New Mexico had a population of approximately 1.7 million. New Mexico has experienced rapid compounded annual population growth in recent years. In 1997, its compounded annual population growth rate was the ninth fastest among all the states in the U.S. From 1990 to 1998, New Mexico's gross state product grew at a compounded annual rate of 5.6%. An area with especially strong growth in New Mexico has been high technology. Major corporations with production facilities located in New Mexico include Intel, Motorola, General Electric, General Mills, Philips, Levi, Strauss and Sumitomo Sitix Silicon. Our operations in New Mexico are concentrated in the Albuquerque MSA. The following tables illustrate population and household income growth in those markets.

Population Growth

                                                    1990-1998                     1998-2003
       AREA                1990           1998       % Change    2003 Estimate    % Change
       ----                ----           ----       --------    -------------    --------

Albuquerque MSA.....        589,131        681,530     15.7%          741,341        8.8%
U.S.................    248,709,873    269,412,836      8.3       280,885,064        4.3

Median Household Income Growth

       AREA               1990        1998      % CHANGE
       ----               ----        ----      --------

Albuquerque MSA.....    $ 27,347    $ 37,895      38.6%
U.S.................      30,097      38,302      27.3

ARKANSAS

    In 1998, Arkansas had a population of approximately 2.5 million. Principal industries in Arkansas include manufacturing, agriculture, forestry and tourism. Arkansas has experienced strong economic growth in recent years. From 1990 to 1998, the state's gross state product grew from $40.1 billion to $54.9 billion. Sixty-eight Fortune 500 firms operate in Arkansas. Five of those firms, Wal-Mart Stores, Tyson Foods, ALLTEL, Beverly Enterprises and Dillard's, are headquartered in Arkansas.

    Our Arkansas operations are concentrated in Benton County and Washington County, which include the towns of Fayetteville, Springdale, Rogers and Bentonville. These two counties ranked first and sixth out of 74 Arkansas counties in population growth from 1990 to 1998. The following tables illustrate population and household income growth in these markets.

Population Growth

                                                      1990-1998                   1998-2003
       AREA                1990           1998        % CHANGE   2003 ESTIMATE    % CHANGE
       ----                ----           ----        --------   -------------    --------

Benton County........        97,499         133,534     37.0%          151,180       13.2%
Washington County....       113,409         140,233     23.7           151,661        8.2
U.S..................   248,709,873     269,412,836      8.3       280,885,064        4.3

Median Household Income Growth

       AREA                  1990         1998     % CHANGE
       ----                  ----         ----     --------

Benton County........     $ 26,039     $ 35,350      35.8%
Washington County....       23,177       32,038      38.2
U.S..................       30,097       38,302      27.3


BUSINESS SEGMENTS

CORPORATE BANKING DIVISION

    The following table provides summary historical financial data on the Corporate Banking Division:

                                                                                          THREE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                       MARCH 31,
                                     --------------------------------------------     --------------------------
                                         1996            1997             1998           1998            1999
                                     -----------      -----------      ----------     ----------     -----------
                                                                           (in thousands)

RESULTS OF OPERATIONS:
  Net interest income ..........     $    56,449      $    65,888      $   77,493     $   17,123     $    19,801
  Noninterest income ...........          14,278           20,757          24,862          5,921           6,674
                                     -----------      -----------      ----------     ----------     -----------
  Total ........................          70,727           86,645         102,355         23,044          26,475
  Noninterest expense ..........          23,126           30,328          42,077         10,412           9,772
  Provision for loan loss ......             (96)            (133)             63             46            (337)
                                     -----------      -----------      ----------     ----------     -----------
  Income before income taxes ...     $    47,697      $    56,450      $   60,215     $   12,586     $    17,040
                                     ===========      ===========      ==========     ==========     ===========
  Average assets ...............     $ 1,449,637      $ 1,819,834      $2,171,023     $2,044,630     $ 2,598,249
  Average equity ...............         164,214          210,407         255,108        247,068         293,600

    Our Corporate Banking Division has historically been one of our strengths. Through this Division, we offer a broad spectrum of commercial banking services to primarily middle-market companies and some of the nation's largest corporations. These services include commercial and industrial loans, real estate financing, commercial mortgage lending, energy industry loans, agricultural loans, trade finance and letters of credit, lease financing and selected capital markets products. Additionally, the Division also offers highly specialized treasury and cash management products.

    The Corporate Banking Division and our banking subsidiaries are active lenders in all of our primary geographic markets, including Oklahoma, Texas, New Mexico, Arkansas, Kansas, Missouri and Colorado. The Division is organized on both a geographical and customer basis. The Division is organized into three distinct, geographically-oriented units, each of which is headed by an experienced senior manager with strong local market knowledge. In addition, the Division manages certain activities in accordance with the specific customer segments and industries it serves:

    o the Commercial and Industrial Group serves middle-market and larger companies;

    o the Real Estate Group serves residential and commercial real estate developers, operators and builders;

    o  the Business Banking Group serves smaller family-owned businesses;

    o the various Specialized Lending Groups serve companies operating in selected industries, including energy, agriculture, healthcare and banking/finance; and

    o the Treasury Services/Cash Management Group provides a wide range of treasury and cash management services to companies of all sizes.

    The Division's primary objective is to develop relationships in which we can serve as the customer's lead or primary bank. The Division attempts to meet the full breadth of customer needs by offering a nationally competitive array of depository, trust, investment, cash management and credit services which are superior to those offered by our community bank competitors.

    At the end of 1998, our Corporate Banking Division had the leading market share in Tulsa and a significant and growing market share in Oklahoma City. Approximately 34% of commercial customers in Tulsa and 19% of commercial customers in Oklahoma City have their primary lending relationships with us. We believe that we oversee all but one of the retail lockbox accounts managed in the State of Oklahoma. Following the acquisition of our two main Oklahoma competitors by nationally-operating bank holding companies, we were successful in winning all of their Oklahoma-based retail lockbox business.

    Our Corporate Banking Division competes with a variety of financial service companies. These competitors include a number of community, regional, national and international banks. In addition, we compete with commercial finance companies, investment banks, leasing companies and insurance companies.

This Division's recent initiatives include:

    o Regional expansion. Consistent with our strategy of focusing our growth in areas with higher growth rates than our home markets, we have established business development calling efforts in the Denver/Colorado Springs, Kansas City and Wichita markets. Our initial effort is directed toward identifying middle-market companies to which we can offer our array of services, in some situations using our expertise in specialized industries as a means to establish initial contact and credibility. As these efforts mature, we will assess the possibility of establishing loan production offices and potentially acquiring a bank or establishing a de novo bank in some of these markets. At December 31, 1998, approximately $50 million in loans were outstanding in these three markets, and we are focused on achieving loan growth in these markets in the future.

    o Commercial leasing function. For several years, we have engaged in commercial leasing. The initial focus of our leasing activity was the financing of large scale equipment, such as gas compressors. We have developed a strategy to actively expand our leasing activity during 1999 in order to broaden the financing alternatives we offer our existing customers, and to a lesser extent, to develop relationships with new customers. The total amount of leases outstanding at December 31, 1998 was $38.8 million. Of this amount, $20.5 million represented leases originated in 1998. In May 1999, $29 million of gas compressor leases were liquidated at a gain, before taxes, of $3.6 million.

    o Establishment of a Merchant Banking Unit. We are establishing a unit to provide non-traditional bank financing services to our existing customers. This unit will execute private placement of mezzanine financing and structured finance transactions and will utilize a syndications desk for larger, multi-bank credits. The principal focus of this unit will initially be on existing customers to reduce the competitive threat posed by larger banks that provide similar services.

    o Enhanced technology. We continue to improve our information technology in an effort to enhance the efficiency of our operations, increase the productivity of our bankers and support staff and continue providing excellent customer service. Significant system improvements that are either ongoing or will begin this year include:

       -- enhanced loan operations;

       -- improved loan automation technology;

       -- improved software to measure customer profitability; and

       -- enhanced information and contact management systems for our relationship officers.

CONSUMER BANKING DIVISION

    The following table provides summary historical financial data on the Consumer Banking Division:

                                                                                     THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                     MARCH 31,
                                     ----------------------------------------     -------------------------
                                        1996           1997            1998           1998          1999
                                     ----------     ----------     ----------     ----------     ----------
                                                                 (in thousands)

RESULTS OF OPERATIONS:
  Net interest income ..........     $   44,647     $   43,283     $   46,290     $   10,195     $    9,889
  Noninterest income ...........         19,853         21,800         23,156          6,430          7,804
                                     ----------     ----------     ----------     ----------     ----------
  Total ........................         64,500         65,083         69,446         16,625         17,693
  Noninterest expense ..........         49,911         50,879         52,395         12,258         11,975
  Provision for loan loss ......          1,817          2,520          2,116            527            383
                                     ----------     ----------     ----------     ----------     ----------
  Income before income taxes ...     $   12,772     $   11,684     $   14,935     $    3,840     $    5,335
                                     ==========     ==========     ==========     ==========     ==========
  Average assets ...............     $1,963,068     $1,894,535     $1,904,409     $1,932,739     $1,886,641
  Average equity ...............         55,332         44,600         46,767         44,813         43,432

    Through the Consumer Banking Division, we provide our retail and small-business customers with a full line of deposit, loan and fee-based banking products. The Division serves approximately 200,000 households and over 7,500 business customers with 64 branches in Oklahoma. Additionally, the Division serves as a significant referral source for BOSC's Retail Brokerage Division, Mortgage Banking and the Business Banking Department of the Corporate Banking Division. We also offer consumer banking services in Texas, New Mexico and Arkansas through the Bank of Texas, Bank of Albuquerque, Bank of Arkansas,
Swiss Avenue State Bank, Mid-Cities National Bank and Canyon Creek National Bank. The Division owns and operates approximately 284 ATMs located throughout our major markets.

    The Division is organized into two business units responsible for marketing and operations, and three geographic units responsible for eastern Oklahoma, western Oklahoma and New Mexico. In the Dallas market, through our Bank of Texas subsidiary, we have four offices which offer a variety of consumer and commercial banking services and operate under the direct management of Bank of Texas. The recent acquisitions of Mid-Cities National Bank, Canyon Creek National Bank and Swiss Avenue State Bank have added six offices in the Dallas market.

    The Consumer Banking Division's primary strategic objective is to be the most convenient consumer bank in our markets. The Division conducts business through four major distribution channels: traditional branches, supermarket branches, the 24-hour ExpressBank call center and, more recently, the Internet. We offer service seven days a week, 24 hours a day in numerous, accessible locations throughout our major markets. The Division leads Community Reinvestment Act ("CRA") compliance efforts for all of our banks and ensures that appropriate CRA initiatives are implemented as we enter into new markets.

    Through our strong and established relationship with Albertsons, one of the premier supermarket chains in the U.S., we have built the largest supermarket banking network in Oklahoma. Of our 26 supermarket branches, 23 are located in Albertsons. The average deposits of these supermarket locations are significantly higher than comparable average deposits for branches of most other major banks throughout the United States. In 1998, our supermarket banking network generated $40 million of consumer loan applications, or 23% of the total Oklahoma application volume in the Consumer Banking Division.

    Consumer Banking targets two classes of customers: consumer households and businesses with sales under $1 million. The Division's deposit base is stable, with customers over 55 years of age accounting for more than 70% of deposits. The borrower base is also attractive, with customers between 35 and 55 years of age accounting for over 62% of the Division's total loan portfolio. The small business customers we serve are a broad and diverse customer class, generally with annual revenues under $1 million. The Division typically handles credit relationships for small businesses with borrowing needs of up to $150,000.

    In Tulsa and Oklahoma City, the Consumer Banking Division has long been an established market leader. In New Mexico, Bank of Albuquerque is the fourth largest bank in the city and fifth largest in the state in terms of deposits.

    Our Consumer Banking Division competitors include:

    o large, multi-state bank holding companies and their divisions operating in Oklahoma;

    o  credit unions;

    o  smaller community banks that compete for small business customers; and

    o  national brokerage firms and home equity lenders.

This Division's recent initiatives include:

    o Strategic Selling Initiative. In 1998, the Consumer Division retained Action Systems, Inc., a major strategy consulting firm, to develop a system to better measure and manage profitability. The new system enables our branches to create weekly performance targets and tactics to identify customers for cross-selling and retention efforts. This initiative has aided in the repricing of a number of lower-profitability accounts, while insulating high-value customers from the effects of these price changes.

    o New branch/call center automation. In 1998, we began replacing our branch and call center automated systems with Unisys systems. By September 1999, these new platform and teller systems will be in place throughout the Division. The new systems will provide improved sales presentations, simplify the account opening process for multiple products and provide a link into a new consumer loan processing system that will improve loan turnaround time and efficiency.

    o Remote Teller System. Since September 1998, the Division has been pilot testing Remote Teller technology. This technology allows us to replace some or all of our traditional teller windows with a two-way video connection and a pneumatic tube-delivery system (similar to drive-ins) that connects to teller workstations.

    o 24-Hour ExpressBank. In 1995, we developed the 24-hour ExpressBank that serves the Oklahoma, New Mexico and Arkansas markets with full sales and service seven days a week, 24 hours a day. In 1998, the 24-hour ExpressBank generated $39 million of consumer loan application volume, or 23% of total Oklahoma application volume in the Consumer Banking Division. We expect that our 24-hour ExpressBank will begin providing services to our Dallas area customers in the second quarter of 1999.

    o On-line banking services. In 1998, we introduced two web sites which enable customers to apply for consumer loans, On-line Banking and On-line BillPay, check mortgage rates and download account information. The web sites, www.bankofoklahoma.com and www.bankofalbuquerque.com, also support our branding strategy at the local level. We also plan to launch web sites for Bank of Texas and Bank of Arkansas in mid-year 1999 and to initiate an on-line brokerage service in the early part of the third quarter of 1999, which will be available to active BOSC, Inc. retail customers. We do not incorporate the contents of the websites into this prospectus.

MORTGAGE BANKING DIVISION

    The following table provides summary historical financial data on the Mortgage Banking Division:

                                                                                                     THREE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                       -------------------------------------      ------------------------
                                                          1996          1997         1998           1998           1999
                                                       ---------     ---------     ---------      ---------      ---------
                                                                                 (in thousands)
RESULTS OF OPERATIONS:
  Net interest income ............................     $   4,247     $   5,099     $   6,264      $   1,212      $     994
  Noninterest income .............................        28,189        34,208        44,379          9,868          9,926
                                                       ---------     ---------     ---------      ---------      ---------
  Total ..........................................        32,436        39,307        50,643         11,080         10,920
  Noninterest expense ............................        27,750        33,204        41,863          9,501          9,261
  Provision for loan losses ......................           119           165           130             33           --
  Provision for impairment of mortgage servicing
     rights ......................................           361         4,100        (2,290)         3,000           --
                                                       ---------     ---------     ---------      ---------      ---------
  Income before income taxes .....................     $   4,206     $   1,838     $  10,940      $  (1,454)     $   1,659
                                                       =========     =========     =========      =========      =========
  Average assets .................................     $ 520,559     $ 386,985     $ 350,362      $ 378,799      $ 305,660
  Average  equity ................................        26,396        28,723        30,556         29,505         25,705

    The Mortgage Banking Division is a full-service, prime mortgage banking company which reports to the Consumer Banking Division. Through Mortgage Banking, we originate, purchase and service individual residential mortgage loans and acquire bulk mortgage servicing portfolios.

    Mortgage Banking is organized along three functional lines, each of which is managed by an experienced veteran of the mortgage industry:

    o  Retail Production;

    o  Servicing; and

    o  Financial.

    The Division's primary strategic focus is to use technology to improve customer service and operating efficiency by constantly evaluating and updating our mortgage servicing systems, as well as exploring new ways to improve production and reduce servicing costs. While we are the market leader in mortgage servicing in Oklahoma, we are focused on expanding our business outside of our home state. We service a $6.7 billion mortgage portfolio, with pending acquisitions expected to add an additional $577 million to the portfolio. We are currently positioning ourselves to offer our full range of mortgage products in the State of Texas.

    Mortgage Banking's primary markets for originating new mortgages are Oklahoma, Arkansas, Kansas and New Mexico. In 1998, we originated $850 million in direct retail mortgage loans. In Oklahoma, we have lending outlets in Oklahoma City, Tulsa, Owasso, Enid, Ponca City and Lawton. In Arkansas, through our Bank of Arkansas subsidiary, we have offices in Fayetteville, Little Rock and Bentonville. We also have operations in the greater Kansas City metropolitan area and, through our Bank of Albuquerque subsidiary, in Albuquerque.

    The Division's customers consist of individuals who are financing home purchases and homeowners who are refinancing their existing mortgages. We actively market our services directly to these consumers and through referrals from our extensive local home builder and realtor network.

    Mortgage Banking has the largest share of mortgage originations in Oklahoma. Our significant retail origination market share in Oklahoma has also opened up opportunities to expand outside the state.

    We compete with local and national banks, mortgage brokers and credit unions.

This Division's recent initiatives include:

    o Creation of a Portfolio Retention Department. Mortgage Banking is a regional "originator" of home loans, and a national "servicer" of such loans, with approximately 88,000 loans serviced in 49 states and the District of Columbia. To take advantage of this potential customer base for new and refinancing mortgage lending, a "Portfolio Retention" department was formed in 1998 with the purpose of serving this customer base by offering refinance lending and the origination of new mortgages. This operation is conducted through in-bound telemarketing representatives, with additional contacts generated through Internet channels. In 1998, the Portfolio Retention Department generated approximately 684 loans with a total principal amount of over $70 million.

    o Broader automated underwriting. In all of its lending locations, Mortgage Banking continues to expand its automated underwriting capabilities through the use of proprietary credit-scoring based systems of Fannie Mae and Freddie Mac. These systems, which are integrated with Mortgage Banking's own automated origination systems, allow for increased productivity in processing and underwriting, thereby leading to more timely loan approvals for mortgage customers.

    o Expansion into Little Rock and Kansas City. As a result of our 1998 retail expansion program, Mortgage Banking expanded the coverage area of its mortgage origination businesses to both the Little Rock and the Kansas City metropolitan areas. Our expansion efforts in these markets were primarily through three acquisitions:

       -- In March 1998, we acquired Suburban Mortgage Co. in the Kansas City area, which became part of the Mortgage Banking Division.

       -- In August 1998, we acquired Arkansas Fidelity Mortgage in Little Rock, which now operates as Bank of Arkansas Mortgage Group in concert with our offices in Fayetteville and Bentonville, Arkansas.

       -- In March 1999, we acquired First Mortgage Investors, Inc., which expands our presence in the greater Kansas City metropolitan area.

    o Hedging of interest rate exposure in the servicing portfolio. In 1998, the Mortgage Banking Division implemented a program that uses futures contracts and call and put options to hedge against the effect of falling interest rates on the fair value of its mortgage servicing rights portfolio. At March 31, 1999, realized hedging gains totaled $9.6 million, net of accumulated amortization, while unrealized losses on open hedging positions totaled $3.1 million

TRUST SERVICES DIVISION

    The following table provides summary historical financial data on the Trust Services Division:

                                                                              THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                  MARCH 31,
                                          -----------------------            ---------------------
                                        1996         1997         1998         1998         1999
                                        ----         ----         ----         ----         ----
                                                             (in thousands)
RESULTS OF OPERATIONS:
  Net interest income ...........     $  6,618     $  8,324     $ 10,079     $  2,074     $  2,511
  Noninterest income ............       26,902       30,084       37,928        8,809        9,961
                                      --------     --------     --------     --------     --------
  Total .........................       33,520       38,408       48,007       10,883       12,472
  Noninterest expense ...........       25,779       28,532       35,419        8,573        9,880
  Provision for loan losses .....          130          180          125           31         --
                                      --------     --------     --------     --------     --------
  Income before income taxes ....     $  7,611     $  9,696     $ 12,463     $  2,279     $  2,592
                                      ========     ========     ========     ========     ========
  Average assets ................     $219,851     $242,886     $295,660     $274,766     $306,223
  Average equity ................       20,898       24,233       30,188       27,657       33,542

    Our Trust Services Division provides institutional, investment and retirement products and services to affluent individuals and businesses, non-profit organizations and governmental entities. We are now responsible for more than $15 billion in assets.

    Our Trust Services Division consists of four units:

    o PRIVATE FINANCIAL SERVICES ("PFS"). PFS targets individuals with a net worth of more than $1 million or an annual income of $200,000 or greater. We serve our market with a number of products and services, such as:

       -- deposit and cash management accounts;

       -- customized loans;

       -- full service brokerage;

       -- mutual fund asset allocation;

       -- private portfolio management; and

       -- personal trust and estate planning.

PFS serves 7,000 Oklahoma households. Collectively, the PFS business units have grown revenue at an average rate of 18% per year since 1995.

The primary focus of PFS is to provide customized products and services to the most affluent individuals within its chosen markets. This group's strategy relies on building and maintaining highly-trained sales groups that focus on client development and are compensated based upon attaining specific performance measures. We also cross-sell other services to our PFS customers. Currently, approximately 31% of our PFS customers use one or more of our other banking services.

    o INSTITUTIONAL AND EMPLOYEE BENEFITS. Institutional and Employee Benefits targets clients who require a full line of retirement plan products and services, as well as trustee, custody and investment management services for foundations and endowments. Our target market for 401(k) plan services includes firms with at least 50 employees in the local market and at least 500 employees in the national market. Our trust/custody area focuses on local non-profit organizations, pension plans and public entities that seek a local provider. We are the largest provider of institutional and employee benefits in Oklahoma.

This group's primary strategy is to build market share by cross-selling its full line of retirement plan products and services to our broad customer base, as well as to new customer groups gained through acquisitions.

    o TRUST INVESTMENTS. Trust Investments is responsible for individual money management and for management of our American Performance Funds. It primarily targets retail customers, 401(k) plans and other pension plans.

Our American Performance Fund mutual fund family consists of ten funds which are designed for retail investors. These funds have nearly $1.6 billion in assets and grew approximately 18% in 1998. The Short-Term Income Fund ranked number one in the U.S. for 1998, and the Growth Equity Fund ranked in the seventh, sixth and fourth percentiles nationally for the last one, two and three-year periods, respectively.

At year-end 1998, the group managed $5.6 billion in discretionary assets, ranking us as the largest discretionary asset manager in Oklahoma. Our 356 customers for our 401(k) service rank us among the 40 largest providers in the United States with in-house trust services.

    o CORPORATE TRUST. Corporate Trust targets governmental bodies and companies requiring bond trustees, registrars, paying agents and escrow agents. Corporate Trust is a leader in the Oklahoma market in serving the fiduciary needs of governmental bodies and companies. Given our established strength in the Oklahoma market, our primary strategy is to expand these services into Texas, New Mexico and Arkansas.

    The Trust Services Division's primary markets are Oklahoma, Texas, New Mexico and Arkansas. We have regional offices in Tulsa, Oklahoma City, Dallas and Sherman, Texas and plan to open additional offices this year in Fayetteville, Arkansas and Albuquerque.

    The Division's primary competitors are other banks and other financial service providers, such as brokerage houses, national mutual fund companies, private money management firms and insurance companies.

This Division's recent initiatives include:

    o Workplace availability of insurance products. In November 1997, we introduced workplace availability for insurance products, which facilitates mass-market delivery of life, health and disability insurance products to customers. This initiative complements traditional pension/401(k) plan delivery and takes advantage of existing commercial banking relationships. In 1998, 34% of our total insurance revenue attributable to insurance was derived through workplace delivery.

    o Foundations Mutual Fund asset allocation account. The full launch of our Foundations Mutual Fund asset allocation product began in March 1998. This product features ten distinct model portfolios of proprietary and nonproprietary mutual funds and is marketed by both trust and brokerage sales professionals to emerging affluent customers. This product tailors investment portfolios to the risk tolerance, time horizon and specific objectives of the investor.

    o 401(k)/Self Directed Option product. In 1996, we introduced a 401(k)/Self Directed Option product in response to plan participants' desire to exercise more control over their account balances. Our program offers core mutual fund options and a self-directed brokerage account option integrated with daily valuation, voice response and consolidated reporting. The target market for this product includes primarily corporate retirement pools with over $25 million in assets. We market this product nationally and have established customer relationships in several markets including Chicago, New York, Los Angeles and Dallas. Target customers include professional firms in the legal, medical, engineering, technology, architecture, accounting and financial fields. We presently have nine customers in our 401(k)/SDO program throughout six different states.

OTHER FINANCIAL SERVICES

    Other Financial Services includes our TransFund and BOSC, Inc. businesses and Bank of Texas, Bank of Albuquerque and Bank of Arkansas.

TRANSFUND

    TransFund, our electronic card processing unit, provides merchants and financial institutions with a full line of ATM, debit/credit cards and merchant payment processing products.

    TransFund consists of four units:

    o  Operations and Technology;

    o  Sales and Marketing;

    o  Customer Service; and

    o  Financial Administration.

    TransFund's primary strategic goal is to increase market share both within Oklahoma and in contiguous states by introducing new products and services to current and potential customers. In addition, we continue to employ new technology in an effort to improve customer responsiveness, increase information and communication flow and maintain our position as a low cost service provider.

    In our ATM/debit card business, we processed 58 million debit card transactions in 1998, representing transactions conducted by more than one million cardholders. In 1998, we served 238 financial institution customers in Oklahoma, Kansas, Missouri, Arkansas, Texas, Colorado, New Mexico and Nevada. We process transactions at approximately 995 ATMs located in these eight states.
In addition, through alliances with other processors, we offer our customers access to more than 432,000 ATMs worldwide and debit card purchase capability at more than 15 million merchant locations worldwide.

    TransFund markets products to a variety of merchants and financial institutions. We focus on smaller financial institutions, a segment not heavily targeted by our larger competitors. Additionally, we focus on the small to mid-sized merchant market segment. In the merchant payment business, we processed approximately 3.9 million merchant sales in 1998 with a value of $390 million at more than 5,900 merchant locations.

    TransFund's superior customer service and responsiveness has enabled us to increase our market share significantly over the past few years. For the period 1995 through 1998, the number of debit transactions processed in the United States grew 26.9% compounded annually, while the number of cardholders in the United States increased at a compounded annual rate of 28.2%. Over the same time period, we experienced compounded annual growth rates of 34.4% and 37.5%, respectively, in the number of merchant locations and the dollar volume of merchant payments processed. During 1998, TransFund's transaction volume grew 11.3% while total ATM transactions grew 2.2% nationally. While we have the number one market share in Oklahoma, much of our growth in the past few years has been in contiguous states.

    Our primary competitors are ATM/debit card processors and regional electronic funds transfer networks. Our competitors have similar capabilities to ours in terms of cost, product features and functionality. In the merchant payment processing business, our major competitors are large national commercial banks.

TransFund's recent initiatives include:

    o Business debit cards. In 1998, we began offering the TransFund Business Check Card. This product was developed to target the purchasing and cash management needs of businesses with annual revenue of less than $10 million and fewer than 100 employees. The business check card simplifies cash management and tracking of smaller business expenses, separates business and personal expenses and is widely accepted at merchant locations. It also helps our financial institution clients strengthen and expand their commercial relationships with small businesses.

    o Direct debit point-of-sale. TransFund began offering direct debit point-of-sale purchase capability in 1998 for our financial institution clients that require a PIN-based debit card for purchases at merchant locations. We currently have relationships with the Interlink and PULSE networks to facilitate this PIN-based debit card product.

    o Off-line debit cards. The TransFund Check Card is a signature-based card, which is linked to a cardholder's checking account and routed through the VISA payment system. This card can be used to make purchases at more than 15 million merchant locations worldwide. During the last two years, TransFund has focused on introducing this product to most of our financial institution clients. At year-end 1998, 229 of our client financial institutions, or 96% of our total clients, used this product.

BOSC, INC.

    BOSC, Inc., a subsidiary of BOK Financial Corporation, is a full-service securities firm with specialized expertise in public and municipal finance, asset backed securities and private placements. BOSC is authorized to deal in and underwrite a broader range of securities than traditional banks.

    BOSC is comprised of three divisions:

    o the Retail Brokerage Division is responsible for retail customer sales and brokerage activity;

    o the Institutional Investments Division executes securities transactions with other banks, corporations, foundations and public sector entities; and

    o the Leo Oppenheim Division specializes in public and municipal finance activity, including financial advisory and underwriting services.

    In 1998, we consolidated Leo Oppenheim and two of our existing securities companies into one full-service securities firm. BOSC's strategy is to be the leading underwriter and dealer in Oklahoma public and municipal securities, to play a leading role in asset-backed transactions in Oklahoma and to provide medium-size corporate clients access to the capital markets. We intend to grow selectively into surrounding markets, particularly with our Retail Brokerage and Public Finance units.

    The 35 retail financial consultants of BOSC, Inc. serve more than 22,000 households, primarily in Oklahoma, as well as in Texas, Arkansas and Albuquerque. Institutional sales, trading and underwriting activity is based out of four primary locations: Oklahoma City, Tulsa, Little Rock and Fayetteville, Arkansas. Our 32 institutional sales representatives and eight fixed-income traders focus on Oklahoma and contiguous states. The Leo Oppenheim Division has eight investment bankers in Oklahoma, three in Arkansas and two in Texas.

    The three BOSC divisions are further organized according to their primary customer segments:

    o the Retail Brokerage Division operates as a full-service broker/dealer. The principal products the Division offers are mutual funds, annuities, fixed-income securities and equities;

    o the Institutional Investment Division focuses on Oklahoma and its contiguous states. In 1998, the mix of revenue from securities sales included approximately 25% from financial institutions, 16% from foundations and trusts, 15% from governmental entities and 11% from corporations. In 1998, approximately 64% of the revenue earned by the Institutional Investments Division was generated from Oklahoma-based institutional customers, but we have recently seen strong growth from outside of Oklahoma; and

    o the Leo Oppenheim Division specializes in municipal finance, asset-backed securities and private placement activities. Among its clients are many of the largest issuers of municipal debt in Oklahoma. Although the Division is growing into adjacent states, the majority of its 1999 revenue is expected to be derived from Oklahoma-based customers.

    The Leo Oppenheim Division is the market leader in the underwriting of Oklahoma and Arkansas school bonds and Oklahoma housing bonds. With BOSC's appointment as the sole underwriter of the Oklahoma Water Resource Board, we hope to expand our market share in other public finance areas. We have one of the largest networks of sales representatives in Oklahoma specializing in public and municipal securities, and we have been particularly successful in placing double-tax-exempt bonds with our customer base.

    Primary competitors for BOSC include:

    o other full-service broker/dealers, financial planning firms and electronic brokerage firms, which compete with BOSC's Retail Brokerage Division;

    o regional and national securities dealers, which compete with BOSC's Institutional Investment Division; and

    o regional and national firms engaged in public finance underwriting in Oklahoma and its contiguous states and several small municipal financial advisory firms based in Oklahoma, which compete with BOSC's Oppenheim Division.

BOSC's recent initiatives include:

    o Section 20, Tier II Authorization. We recently secured Tier II approval from the Federal Reserve Board, allowing us to expand BOSC's underwriting activity into the corporate debt market. This additional capability significantly enhances our position as a niche investment banking firm which focuses on public finance and asset-backed transactions in the region. As the only remaining provider of such services based in Oklahoma, we believe we have significant competitive advantages relative to out-of-state firms.

    o Internet access to brokerage accounts. BOSC plans to offer our retail clients access to their brokerage accounts through Pershing's "Net Exchange Client" system. This service provides Internet access for account review, equity research, stock trade order entry, stock quote, market news and other information. Our clients will be able to access this system through a link from our current Web Page. We anticipate offering this service early in the third quarter of 1999.

BANKING SUBSIDIARIES

    We operate six out-of-state banking subsidiaries:

    o Bank of Texas, which operates primarily in the Dallas/Forth Worth metropolitan area;

    o Bank of Albuquerque, which serves as our hub in the largest and fastest-growing market in New Mexico; and

    o  Bank of Arkansas, which operates primarily in northwest Arkansas.

    o Mid-Cities National Bank, Canyon Creek National Bank and Swiss Avenue State Bank, all recently acquired, which are based in the Dallas/Fort Worth metropolitan area.

    These subsidiaries have similar lines of business and focus on similar market segments as Bank of Oklahoma. While tailored for the unique characteristics of these markets and operating environments, our strategy in these markets closely resembles the strategy we have pursued successfully in Oklahoma. We plan to build these subsidiaries into banks with significant expertise in selected niche products and industries, while offering a community bank level of service quality.

    The primary products and services offered by Bank of Texas, Bank of Albuquerque and Bank of Arkansas include middle-market and small- business banking, consumer banking, trust services, treasury services and retail investments through BOSC. Our primary customer focus is on small businesses and middle-market corporations that have been affected by disruptions in their banking services due to consolidations in the banking industry. We also offer our products and services to retail customers, large corporations and public and nonprofit entities.

    Primary competitors of our banking subsidiaries consist of various community, regional, national and international banks operating in their respective geographic areas, as well as other financial services companies.

    Market position and recent initiatives for each of our primary banking subsidiaries are:

    o  Bank of Texas

       -- Bank of Texas currently has $404 million in deposits and a loan portfolio of approximately $318 million. Our three recent acquisitions in the Dallas/Fort Worth area, which we anticipate merging with Bank of Texas in the second quarter of 2000, increased our total assets in this area to approximately $977 million from $566 million at March 31, 1999. They also have increased our deposits in the area from $404 million to $756 million, giving us an approximate 1.2% share in this $53.9 billion deposit market.

       -- Recent initiatives include expansion in the Dallas/Fort Worth metropolitan area, as well as the establishment of a merchant banking unit. This unit will be located in our Dallas office. Initial business development for this unit will focus upon customers and prospects of Bank of Texas.

   o   Bank of Albuquerque

       -- Bank of Albuquerque currently has $420 million in deposits and a loan portfolio of approximately $147 million. It is the fourth largest bank in the City of Albuquerque and the fifth largest in the State of New Mexico in terms of deposits.

       -- Recent initiatives include expanding middle-market commercial banking to more fully service the middle-market customer segment, introducing on-line debit cards and launching an Internet site, which will enable customers to use various banking services via the Internet.

    o  Bank of Arkansas

       -- Bank of Arkansas currently has $87 million in deposits and a loan portfolio of approximately $76 million. It grew its total deposits by 17.7% and net loans by 48.2% in 1998. Furthermore, Bank of Arkansas has become a significant employee benefit plan administrator in northwest Arkansas.

       -- Recent initiatives include expansion in the Ft. Smith, Arkansas market, establishment of a loan production office in Little Rock, addition of a local trust administrator for our northwest Arkansas employee benefit plans and ongoing efforts to enhance the sale of our treasury service products.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN KEY EMPLOYEES

    The following table presents certain information with respect to the executive officers, directors and certain key employees of BOK Financial as of the date of this prospectus.

         NAME                AGE          TITLE
         ----                ---          -----
George B. Kaiser.........     56   Chairman of the Board
Stanley A. Lybarger......     49   President, Chief Executive Officer, and
                                   Director
James A. White...........     55   Executive Vice President and Chief
                                   Financial Officer
W. Wayne Allen...........     63   Director
C. Fred Ball, Jr.........     55   Director, President and Chief Executive Officer,
                                   Bank of Texas
James E. Barnes..........     65   Director
Sharon J. Bell*..........     49   Director
Luke R. Corbett..........     52   Director
Robert H. Donaldson......     56   Director
William E. Durrett.......     68   Director
James O. Goodwin.........     59   Director
V. Burns Hargis..........     53   Director, Vice Chairman
Howard E. Janzen.........     45   Director
E. Carey Joullian, IV         39   Director
Robert J. LaFortune*.....     72   Director
Philip C. Lauinger, Jr.*      63   Director
Frank A. McPherson*......     66   Director
Steve E. Moore*..........     53   Director
J. Larry Nichols.........     56   Director
Ronald J. Norick.........     57   Director
Robert L. Parker, Sr.....     75   Director
James W. Pielsticker.....     61   Director
E.C. Richards............     49   Director
James A. Robinson........     70   Director
L. Francis Rooney, III...     45   Director
David J. Tippeconnic*....     59   Director
Tom E. Turner............     60   Director, Chairman, Bank of Texas
Robert L. Zemanek........     49   Director
Jeffrey R. Dunn..........     36   Chairman, President, Bank of Arkansas
Paul M. Elvir............     59   Executive Vice President, Bank of Oklahoma
Mark W. Funke............     43   President, Bank of Oklahoma, Oklahoma City
Eugene A. Harris.........     57   Executive Vice President, Chief Credit
                                   Officer
H. James Holloman........     48   Executive Vice President, Bank of Oklahoma
David L. Laughlin........     46   Senior Vice President and President,
                                   Mortgage Banking
John C. Morrow...........     43   Senior Vice President, Financial Accounting
                                   & Reporting
Steven E. Nell...........     37   Senior Vice President, Corporate Controller
W. Jeffrey Pickryl.......     47   Executive Vice President, Bank of Oklahoma
Norman W. Smith..........     52   Executive Vice President, Bank of Oklahoma
Gregory K. Symons........     46   President, Bank of Albuquerque
Charles D. Williamson....     52   Executive Vice President, Bank of Oklahoma

----------
* Member, Risk Oversight and Audit Committee

    George B. Kaiser. Mr. Kaiser has served as a Director of BOK Financial since 1991 and serves as Chairman of the Board of BOK Financial and Bank of Oklahoma. He also serves as President and principal owner of Kaiser-Francis Oil Company, an independent oil and gas exploration and production company with interests in 22 states and two provinces. Kaiser-Francis also owns Fountains Continuum of Care, Inc., which holds interests in senior housing communities in fifteen states.

    Stanley A. Lybarger. Mr. Lybarger has served as a Director of BOK Financial since 1991. He also serves as President and Chief Executive Officer of BOK Financial and Bank of Oklahoma. He has been with Bank of Oklahoma for 25 years. Previously, he was President of Bank of Oklahoma's Oklahoma City Regional Office and Executive Vice President of Bank of Oklahoma with responsibility for corporate banking.

    James A. White. Mr. White is a Director of Bank of Oklahoma and Executive Vice President, Chief Financial Officer and Treasurer of BOK Financial and Bank of Oklahoma. He became Chief Financial Officer of BOK Financial and Bank of Oklahoma in 1992. He formerly served as President and Chief Executive Officer of First National Bank & Trust Co. of Tulsa, and currently is Chairman of the Board of Hillcrest Healthcare System.

    W. Wayne Allen. Mr. Allen has served as a Director of BOK Financial since 1992. He also serves as Chairman and Director of Phillips Petroleum Company. From 1993 until 1995, he served as a member of the Board of Directors of the Federal Reserve Bank of Kansas City.

    C. Fred Ball, Jr. Mr. Ball has served as a Director of BOK Financial since April, 1999. Mr. Ball is President and CEO of the Bank of Texas and is responsible for Commercial Banking in the Dallas area. Before joining Bank of Oklahoma in 1997, he was Executive Vice President of Comerica Bank-Texas and later President of Comerica Securities Inc.

    James E. Barnes. Mr. Barnes has served as a Director of BOK Financial since 1991. He is retired Chairman of the Board, President, and Chief Executive Officer of MAPCO Inc., which has subsequently merged with Williams, Inc. In addition, he is a Director of Parker Drilling Co., Kansas City Southern Industries, Inc. and SBC Communications, Inc.

    Sharon J. Bell. Ms. Bell has served as a Director of BOK Financial since 1993. She is also an Attorney and Managing Partner at Rogers and Bell in Tulsa, Oklahoma. She serves as a Trustee and General Counsel to Chapman-McFarlin Interests. Previously, she was a Director and President of Red River Oil Company.

    Luke R. Corbett. Mr. Corbett has served as a Director of BOK Financial since April, 1999. He serves as Chairman and Chief Executive Officer of Kerr-McGee Corporation.

    Robert H. Donaldson. Mr. Donaldson has served as a Director of BOK Financial since 1995. He is a Professor and former President of the University of Tulsa in Tulsa, Oklahoma.

    William E. Durrett. Mr. Durrett has served as a Director of BOK Financial since 1991. He also serves as Senior Chairman of the Board of American Fidelity Corporation and American Fidelity Assurance Company. He is also a Director of Oklahoma Gas & Electric Company and Chairman of the Board of Integris Health.

    James O. Goodwin. Mr. Goodwin has served as a Director of BOK Financial since 1995. He serves as Chief Executive Officer of Oklahoma Eagle Publishing Co. He is also the Sole Proprietor of Goodwin & Goodwin Law Firm in Tulsa, Oklahoma.

    V. Burns Hargis. Mr. Hargis has served as a Director of BOK Financial since 1993. He also serves as Vice Chairman of BOK Financial and Bank of Oklahoma and Director of BOSC. Formerly, he was an Attorney and Of Counsel to the law firm of McAfee & Taft in Oklahoma City, Oklahoma.

    Howard E. Janzen. Mr. Janzen has served as a Director of BOK Financial since 1998. He is also President and Chief Executive Officer of Williams Communications, a subsidiary of Williams, Inc.

    E. Carey Joullian, IV. Mr. Joullian has served as a Director of BOK Financial since 1995. He also serves as President of Mustang Fuel Corporation and Subsidiaries. In addition, he serves as President and Manager of Joullian & Co., Inc.

    Robert J. LaFortune. Mr. LaFortune has served as a Director of BOK Financial since 1993. He is self-employed in the investment and management of personal financial holdings. He is also a Director of Williams, Inc.

    Philip C. Lauinger, Jr. Mr. Lauinger has served as a Director of BOK Financial since 1991. He also serves as Chairman and Chief Executive Officer of Lauinger Publishing Company. Previously, he was Chairman of the Board and Chief Executive Officer of PennWell Publishing Co.

    Frank A. McPherson. Mr. McPherson has served as a Director of BOK Financial since 1996. He also served as Chairman of the Board and Chief Executive Officer of Kerr-McGee Corporation from 1983 to 1997. He is a member of the Board of Directors of Kimberly-Clark Corp., Conoco Inc.,

Tri-Continental Corporation, Seligman Quality Fund, Inc., Seligman Select Municipal Fund, Inc. and Seligman Group of Mutual Funds and is a former Director of the Federal Reserve Bank of Kansas City.

    Steven E. Moore. Mr. Moore has served as a Director of BOK Financial since 1998. He also serves as Chairman, President and Chief Executive Officer of OGE Energy Corp. In addition, he is Director of the Oklahoma City Chamber of Commerce, Oklahoma State Chamber of Commerce and Edison Electric Institute.

    J. Larry Nichols. Mr. Nichols has served as a Director of BOK Financial since 1997. He is the President and Chief Executive Officer of Devon Energy. He also serves as Director of Independent Petroleum Association of America and the Domestic Petroleum Counsel. He is on the Board of Governors for the American Stock Exchange. In addition, he serves as Director of Smedvig ASA, CMI Corporation and Caribou Communications Company.

    Ronald J. Norick. Mr. Norick has served as a Director of BOK Financial since April, 1999. He is Controlling Manager, Norick Investments Company, L.L.C. He previously served as Mayor of Oklahoma City from 1987 until 1998 and was President of Norick Brothers, Inc. from 1981 to 1992. In addition, he is a Director of Sport Haley, Inc., Oklahoma Medical Holdings, Ltd., and the Oklahoma City Chamber of Commerce.

    Robert L. Parker, Sr. Mr. Parker has served as a Director of BOK Financial since 1991. He is the Chairman and Director of Parker Drilling Co. In addition, he serves as a Director of Weatherford-Enterra Corp., Clayton Williams Energy, Inc. and Norwest Bank of Texas-Kerrville.

    James W. Pielsticker. Mr. Pielsticker has served as a Director of BOK Financial since 1996. He is the President of Arrow Trucking Co.

    E.C. Richards. Mr. Richards has served as a Director of BOK Financial since 1997. He is also Executive Vice President and Chief Operating Officer for Sooner Pipe and Supply Corporation.

    James A. Robinson. Mr. Robinson has served as a Director of BOK Financial since 1993. He is self-employed in the investment and management of personal financial holdings and in the ranching business.

    L. Francis Rooney, III. Mr. Rooney has served as a Director of BOK Financial since 1995. He is Chairman of the Board and Chief Executive Officer of Manhattan Construction Company.

    David J. Tippeconnic. Mr. Tippeconnic has served as a Director of BOK Financial since 1998. He is the President, Chief Executive Officer and Director of CITGO Petroleum Corporation. In addition, he is the Director of the American Petroleum Institute, St. Francis Health Systems, the Boy Scouts of America and Southdown, Inc.

    Tom E. Turner. Mr. Turner has served as a Director of BOK Financial since 1998. He is the Chairman of Bank of Texas, NA. Prior to the Bank of Texas, he served as Chairman and Chief Executive Officer of the First National Bank of Park Cities in Dallas, Texas, which was acquired by BOK Financial on February 12, 1997. He had been the Chief Executive Officer of FNB Park Cities since 1984.

    Robert L. Zemanek. Mr. Zemanek has served as a Director of BOK Financial since 1994. He is the President of Energy Delivery, at Central & South West Services. Previously, he served as the President, Chief Executive Officer and Director of Public Service Company of Oklahoma and as Director of Central and Southwest Service, Inc., Ash Creek Mining Company and the University of Tulsa.

    Jeffrey R. Dunn. Mr. Dunn is Chairman and President of Bank of Arkansas. Prior to becoming President of Bank of Arkansas, he served as Senior Vice President of Commercial Lending. He has been with Bank of Oklahoma for ten years.

    Paul M. Elvir. Mr. Elvir is the Executive Vice President and Manager of the Bank of Oklahoma Operations and Technology Division. Before joining Bank of Oklahoma in 1997, he was the President of Liberty Payments Services, Inc., a subsidiary of Banc One Services Corporation. He had previously served as an Executive Vice President of Banc One Services Corporation.

    Mark W. Funke. Mr. Funke is President of the Bank of Oklahoma, Oklahoma City and heads our Commercial Banking Division in Oklahoma City. He also heads our Business Banking Group, which manages our statewide small-business banking efforts and all of our Community Banking Offices. He joined BOK Financial in 1984 as Vice President in the financial institutions department and was named to his current position in 1997. Before joining BOK Financial, he was a commercial lender with Republic Bank in Houston for seven years.

    Eugene A. Harris. Mr. Harris has served as a Director of Bank of Oklahoma since 1991. He is also the Director and Executive Vice President of Bank of Oklahoma, Chief Credit Officer and Manager of the Credit Administration Division. He has been with Bank of Oklahoma for 17 years.

    H. James Holloman. Mr. Holloman is the Executive President of Bank of Oklahoma and Manager of Trust Services. Before joining Bank of Oklahoma, he spent 12 years at First Union National Bank in Charlotte, NC. He has been with Bank of Oklahoma since 1985.

    David L. Laughlin. Mr. Laughlin is the Senior Vice President and President of the Mortgage Banking Division. He joined BOK Financial in 1986 as the Secondary Marketing Manager in charge of retail production and secondary marketing, and he became President of Mortgage Banking in 1993. He has served two terms on the Fannie Mae Advisory Board and is a past President of the Oklahoma Mortgage Bankers' Association and the Tulsa Mortgage Bankers Association.

    John C. Morrow. Mr. Morrow is Senior Vice President and serves as Director of Financial Accounting and Reporting. He joined Bank of Oklahoma in 1993. He was previously with Ernst & Young for 10 years.

    Steven E. Nell. Mr. Nell is Senior Vice President and serves as Corporate Controller. He joined Bank of Oklahoma in 1992. He was previously with Ernst & Young for eight years.

    W. Jeffrey Pickryl. Mr. Pickryl is the Executive Vice President responsible for Corporate Banking in Tulsa, as well as statewide energy and real estate lending. Before joining Bank of Oklahoma in 1997, he was President and Chief Credit Officer for Liberty Bancorp, Inc. in Tulsa, where he worked for 14 years. He was previously with Arizona Bank in Phoenix.

    Norman W. Smith. Mr. Smith is the Executive Vice President of Bank of Oklahoma and manages the Consumer Banking Division. In addition to BOKF's branch network, he is responsible for mortgage operations, corporate marketing and corporate Community Reinvestment Act activities. Before joining Bank of Oklahoma in 1991, he was Senior Vice President and Manager, Branch Sales and Services Division, at Ameritrust Bank in Cleveland, Ohio.

    Gregory K. Symons. Mr. Symons is the President of the Bank of Albuquerque and is responsible for Corporate Banking in New Mexico. He previously served as Bank of Oklahoma's Senior Vice President of Regional Banking and Commercial Lending/Sales. He has been with Bank of Oklahoma since 1976 and was named to his current position in 1998.

    Charles D. Williamson. Mr. Williamson is the Executive Vice President of Capital Markets of Bank of Oklahoma and Chairman and Chief Executive Officer of BOSC. Before joining Bank of Oklahoma six years ago, he was the Manager of the Investment Division at First Interstate Bank of Arizona and the Manager of the Investment Division at First Interstate Bank of Oklahoma.

                       PRINCIPAL AND SELLING SHAREHOLDERS


    OUR PRINCIPAL SHAREHOLDER

    As of the date of this prospectus, our principal shareholder, Mr. George B. Kaiser, beneficially owns 74.1% of our common stock after giving effect to conversion of 249,490,880 shares of our Series A Preferred Stock owned by him. Mr. Kaiser has been our Chairman since 1991. He is also the owner and CEO of Kaiser-Francis Oil Co., an oil and gas exploration and production company that he has managed for more than 25 years. Kaiser-Francis also owns Fountains Continuum of Care, Inc., which holds interests in senior housing communities in 15 states.

    SELLING SHAREHOLDERS

    The following table identifies shareholders that will be offering their common stock and the number of shares to be sold by each shareholder, as well as the number of shares beneficially owned before and after the offering. The selling shareholders are former shareholders of First Bancshares of Muskogee, Inc. which we acquired on June 30, 1999. All selling shareholders will own less than one percent of our common stock before and after completion of the offering.

                                                   SHARES OWNED        SHARES          SHARES OWNED
                                                 PRIOR TO OFFERING   BEING OFFERED     AFTER OFFERING
                                                 -----------------   -------------     --------------
               NAME                                    NUMBER           NUMBER             NUMBER
               ----                                    ------           ------             ------
Jill Krumme Burns ................................         0            37,261                  0
Chris L. Condley(1)...............................         0            35,058                  0
Diane Krumme Cox .................................         0            37,261                  0
Marilyn Dougall ..................................         0            16,170                  0
Pam L. Ford (2)...................................         0             3,343                  0
Edwin L. or Elaine Gage(3)........................         0            65,621                  0
Paul Glover ......................................         0            20,777                  0
Christopher R. Guthery ...........................         0             2,204                  0
David Barclay Guthery ............................         0             2,204                  0
David or Jeannie Guthery .........................         0            83,851                  0
Carolyn A. Krumme ................................         0            16,341                  0
Catherine Krumme .................................         0            21,922                  0
Cynthia A. Krumme ................................         0             8,443                  0
David W. Krumme ..................................         0            39,922                  0
George W. Krumme .................................     1,068            34,971              1,068
J.B. Krumme Family Trust .........................         0            48,479                  0
Matthew Krumme ...................................         0            21,922                  0
Molly Krumme .....................................         0             2,662                  0
R. H. Krumme .....................................         0           112,383                  0
Robert B. Krumme .................................         0            88,115                  0
Robert B., as Custodian for John P.A. ............
  Krumme .........................................         0            16,341                  0
Virginia F. Krumme ...............................         0            28,618                  0
Courtney Lamont ..................................         0            35,172                  0
Courtney Lamont Irrevocable Trust ................         0            21,464                  0
Abbie Leonard ....................................         0             1,431                  0
Amy Leonard ......................................         0            35,172                  0
Amy Leonard Irrevocable Trust ....................         0            21,464                  0
Austin Leonard Irrevocable Trust .................         0             1,431                  0
Carlene C. Leonard Trust .........................         0            25,070                  0
Cecil Elleen Leonard Revocable Trust .............         0            48,651                  0
Eric Leonard .....................................         0             1,431                  0
Kevin Leonard Irrevocable Trust ..................         0             1,431                  0
Harry E. Leonard Trust ...........................         0            25,070                  0
Harry E. Leonard, Jr(4)...........................         2            68,912                  2
Michael Stephens Leonard Revocable Trust(5).......         0           166,354                  0
Robert E. List ...................................         0            68,397                  0
Victor R. McMillen ...............................         0            16,141                  0
V. David Miller ..................................         0            80,560                  0
C.R. Morris ......................................         0            28,618                  0
David W. Morris ..................................         0             5,724                  0
Gil L. Morris ....................................         0             5,724                  0
Grant J. Morris ..................................         0             5,724                  0
Jennie D. Morris for the Benefit of Alexis R
Morris ...........................................         0             8,242                  0
Jennie D. Morris for the Benefit of Zachary R
Morris ...........................................         0             8,242                  0
W.L. Morris(6)....................................         0           123,086                  0
Margaret  Pickett ................................         0            48,479                  0
Sally D. Prince ..................................         0            16,170                  0
John A. Schilt(7).................................         0               430                  0
Glen S. Scott ....................................         0               430                  0
Bob Smith ........................................         0           336,889                  0
Michael G. Smith .................................         0            28,618                  0
J. Steve Thompson(7)..............................         0               430                  0
J. Walker Trust, QTIP ............................         0            14,309                  0
J. Walker Trust ..................................         0            37,204                  0
Mike Webb ........................................         0            76,324                  0
Vicky Wilcoxen ...................................         0               430                  0
David W. Wood ....................................         0             7,155                  0
Robert N. Yaffe(8)................................     4,428           257,561              4,428

(1) Senior Executive Vice President and Director of our subsidiary, First National Bank and Trust Company of Muskogee.

(2) Executive Vice President, Chief Financial Officer and Advisory Director of our subsidiary, First National Bank and Trust Company of Muskogee.

(3) Edwin L. Gage serves as a Director of our subsidiary, First National Bank and Trust Company of Muskogee.

(4) President and Director of our subsidiary, First Muskogee Insurance Corp.; Chairman of the Board of our subsidiary, First National Bank and Trust Company of Muskogee.

(5) Vice-President and Director of our subsidiary, First Muskogee Insurance Corp.; President and Chief Executive Officer of our subsidiary, First National Bank and Trust Company of Muskogee.

(6) Vice President of our subsidiary, Bank of Oklahoma, National Association.

(7) Director of our subsidiaries, First National Bank and Trust Company of Muskogee and First Muskogee Insurance Corp.

(8) Director of our subsidiary, First National Bank and Trust Company of
    Muskogee.

                          DESCRIPTION OF CAPITAL STOCK

    The following descriptions of our capital stock are not complete. You should also read our Amended and Restated Certificate of Incorporation, our Bylaws and the General Corporation Act of the State of Oklahoma. We have filed copies of our Certificate of Incorporation and Bylaws with the SEC. These documents are incorporated by reference into the registration statement of which this prospectus is a part.

    We have 3,500,000,000 shares of capital stock authorized, of which 2,500,000,000 shares are common stock, $0.00006 par value, and 1,000,000,000 shares are preferred stock, $0.00005 par value. As of June 25, 1999, we had 47,553,759 shares of common stock issued and outstanding and 250,000,000 shares of preferred stock issued and outstanding as a single series of Series A Preferred Stock.

COMMON STOCK

    Each holder of shares of our common stock is entitled to one vote for each share held on all matters to be voted upon by our shareholders. The holders of outstanding shares of our common stock are entitled to receive ratably such dividends out of assets legally available therefor as our Board of Directors may determine. Upon our liquidation or dissolution, the holders of our common stock will be entitled to share ratably in our assets that are legally available for distribution to shareholders after payment of liabilities. Holders of outstanding Series A Preferred Stock are entitled to dividend and/or liquidation preferences. Holders of other series of preferred stock may likewise be entitled to dividend and liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay them to the holders of our common stock. Holders of our common stock have no conversion, sinking fund, redemption, preemptive or subscription rights. In addition, holders of our common stock do not have cumulative voting rights. We cannot further call or assess shares of our common stock.

SERIES A PREFERRED STOCK

    The Series A Preferred Stock has no voting rights under the Certificate of Incorporation and under Oklahoma corporate law would only have the right to vote in the event of a proposed amendment to the Certificate of Incorporation altering or changing the special rights and preferences of the Series A Preferred Stock, changing the par value or increasing or decreasing the number of authorized shares.

    The holders of outstanding shares of our Series A Preferred Stock are entitled to receive cumulative cash dividends at the annual rate of ten percent of the $0.06 liquidation preference value per share, when and as declared by our Board of Directors. Any shares of Series A Preferred Stock may be redeemed by us at any time, provided that all regulatory requirements are met and all accrued dividends are paid. Holders of our Series A Preferred Stock may convert their shares to our common stock at any time at a ratio of 2.39 shares of common stock for each 100 shares of Series A Preferred Stock. This ratio has been adjusted to account for the two for one stock split which was issued February 22, 1999 and also gives effect to the 1 for 100 reverse stock split of common stock effected December 17, 1991 and the November 18, 1993, November 17, 1994, November 27, 1995, November 27, 1996, November 19, 1997 and November 25, 1998 BOKF 3% common stock dividends payable by the issuance of our common stock. Holders of our preferred stock have no sinking fund or preemptive rights.

PREFERRED STOCK

    Our Board of Directors has the authority to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of our preferred stock and to fix the number of shares, dividend rights, conversion or exchange rights, voting rights, redemption rights, liquidation preferences and sinking funds of any series of our preferred stock. The authorized shares of our preferred stock will be available for issuance without further action by our shareholders, unless shareholder action is required by applicable law or by the rules of a stock exchange on which any series of our stock may be listed. The holders of our preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of those holders as provided by the General Business Corporation Act of the State of Oklahoma.

    This authority of our Board of Directors gives it the power to approve the issuance of a series of preferred stock that could, depending on its terms, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, the issuance of new shares might impede a business combination if the terms of those shares include voting rights that would enable a holder to block business combinations. Conversely, the issuance of new shares might facilitate a business combination if those shares have general voting rights sufficient to satisfy an applicable percentage vote requirement.

    If applicable, the terms on which our preferred stock may be convertible into or exchangeable for our common stock or our other securities will be described in the applicable Certificate of Determination. The terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder, or at our option, and may include provisions that adjust the number of shares of our common stock or other securities of ours that the holders of our preferred stock may receive.

DIRECTORS' LIABILITY

    Article VI of our Bylaws provide for indemnification of directors to the fullest extent authorized by Oklahoma Law. Section 1031 of the Oklahoma General Business Corporation Act Authorizes a corporation to indemnify its officers, employees and agents against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred, whether in civil, criminal, administrative, or investigative proceedings, by him or her in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Pursuant to statutory and bylaw provisions, we have purchased insurance against certain costs of indemnification of its officers and directors.

TRANSFER AGENT AND REGISTRAR

    The Bank of New York acts as transfer agent and registrar for our common stock and our Series A Preferred Stock.

                              PLAN OF DISTRIBUTION

    The selling shareholders or their respective pledgees, donees, transferees or other successors in interest may, from time to time, sell all or a portion of the shares on the Nasdaq National Market, in privately negotiated transactions or otherwise. Shares may be sold at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or negotiated prices. The shares may be sold by the selling shareholders by one or more of the following methods:

    o block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

    o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

    o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

    o  privately negotiated transactions;

    o  short sales;

    o  through the writing of options on the shares; and

    o  a combination of any such methods of sale.

    In effecting sales, brokers and dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share. To the extent that such broker-dealer is unable to do so in acting as agent for a selling shareholder, it may agree to purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in the Nasdaq National market at prices and on terms then prevailing at time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

    From time to time, one or more of the selling shareholders may pledge, hypothecate or grant a security interest in some of all of the shares owned by them. The pledges, secured parties or persons to whom such securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling shareholders. The number of selling shareholder's shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for such selling shareholder's shares will otherwise remain unchanged. In addition, a selling shareholder may, from time to time, sell short our common stock and in such instances, this prospectus may be delivered in connection with such short sales and the shares offered under this prospectus may be used to cover such short sales.

    To the extent required under the Securities Act the aggregate amount of selling shareholders' shares of our common stock being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in a accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of our common stock may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling shareholder and/or purchasers of selling shareholders' shares of common stock, for whom they may act (which compensation to a particular broker-dealer might be in excess of customary commissions).

    The selling shareholders and any broker-dealers or agents that participate with the selling shareholders in the sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commission received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be an underwriting commission or discount under the Securities Act.

    A selling shareholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with such selling shareholder, including any connection with distributions of the common stock by such broker-dealers. A selling shareholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer such shares. A selling shareholder may also loan or pledge the shares offered hereby to the broker-dealer and the broker-dealer may sell the shares hereby so loaned or upon a default may sell or otherwise transfer the pledged shares offered hereby.

    The selling shareholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act and the rules and the regulations thereunder, which provisions may limit the timing of purchases and sales of any of the sales by selling shareholders or any other such person. The foregoing may affect the marketability of the shares.

    In order to comply with securities laws of certain states, if applicable, the shares offered by this prospectus may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale or an exemption from the registration or qualification requirements is available and is complied with.

    We will make copies of this prospectus available to the selling shareholders and have informed the selling shareholders that they must deliver a copy of this prospectus to each purchaser of the shares prior to or at the time of any sale. We have agreed with the selling shareholders to keep this prospectus effective until the earlier of (i) the sale of all of the shares or (ii)
June 30, 2001.

                                  LEGAL MATTERS

    The validity of the shares of common stock in respect of which this prospectus is being delivered will be passed on for us by Frederic Dorwart, Lawyers, Tulsa, Oklahoma.

                                     EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the years ended December 31, 1998, 1997, and 1996, as set forth in their report, which is incorporated by reference. Our financial statements are incorporated by reference, as well as included, in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

    We file reports, proxy statements, and other information with the SEC. You may read and copy these reports, proxy statements, and other information concerning us at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800- SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including ourselves. Our common stock is quoted on the Nasdaq National Market. These reports, proxy statements and other information are also available for inspection at the offices of the National Association of Securities Dealers, Inc., Report Section, 1735 K Street N.W., Washington, D.C. 20006.

    This prospectus is part of a registration statement that we filed with the SEC. You can obtain the full registration statement from the SEC as indicated above, or from us.

    The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this prospectus, and any information that we file with the SEC after the date of this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents that have been filed with the SEC:

    o  Annual Report on Form 10-K for the year ended December 31, 1998.

    o  Quarterly Report on Form 10-Q for the three months ended March 31, 1999.

    We also incorporate by reference any future filings made with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until we file a post-effective amendment that indicates the termination of the offering of the securities made by this prospectus.

    We will provide without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus. Requests should be directed to Chief Financial Officer, BOK Financial Corporation, Bank of Oklahoma Tower, Boston Avenue at Second Street, Tulsa, Oklahoma 74172, (telephone number 918-588-6717) (inquire@mail.bokf.com).

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following are the estimated expenses to be incurred by BOK Financial Corporation in connection with the Offer described in this Registration
Statement:


SEC registration fee....................     $ 16,649
Printing and engraving expense..........        6,500
Fees and expenses of transfer agent.....        1,000
Accounting fees and expenses............       10,000
Legal fees and expenses.................       35,000
Miscellaneous...........................        5,000
                                             --------
          Total ........................     $ 74,149
                                             ========

    BOK Financial Corporation will bear all costs relating to the registration of the shares as related to the selling shareholders. The selling shareholders shall pay all legal fees and underwriting discounts related to subsequent offerings.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Oklahoma Business Corporation Act and Article VI of the Bylaws of BOK Financial Corporation provide BOK Financial Corporation with broad powers and authority to indemnify its directors and officers and to purchase and maintain insurance for such purposes. Pursuant to such statutory and Bylaw provisions, BOK Financial Corporation has purchased insurance against certain costs of indemnification of its officers and directors.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits.

EXHIBIT NUMBER                   DESCRIPTION OF EXHIBITS
--------------                   -----------------------

    3           --  The Certificate of Incorporation of BOK Financial
                    Corporation, incorporated by reference to (i) Amended and
                    Restated Certificate of Incorporation of BOK Financial
                    Corporation filed with the Oklahoma Secretary of State on
                    May 28, 1991, filed as Exhibit 3.0 to S-1 Registration
                    Statement No. 33-90450, and (ii) Amendment attached as
                    Exhibit A to Information Statement and prospectus supplement filed November 20, 1991.

    3.1         --  Bylaws of BOK Financial Corporation, incorporated by
                    reference to Exhibit 3.1 of S-1 Registration Statement No.
                    33-90450.

    4           --  The rights of the holders of the Common Stock and Preferred
                    Stock of BOK Financial Corporation are set forth in its
                    Certificate of Incorporation.

    5*          --  Opinion of Frederic Dorwart, Lawyers

    23*         --  Consent of Independent Auditors--Ernst & Young LLP.

    24          --  Power of Attorney (contained on page II-7)

    27          --  Financial Data Schedule for ended December 31, 1998,
                    incorporated by reference to Exhibit 27.0 of Form 10-K for the fiscal year ended December 31, 1998.

    27.1        --  Restated Financial Data Schedule, incorporated by
                    reference to Exhibit 27.1 of Form 10-Q for the fiscal quarter ended March 31, 1999.

    99           -- Additional Exhibits.

    99.1         -- Undertakings incorporated by reference into S-8
                    Registration Statement No. 33-44121 for Bank of Oklahoma
                    Master Thrift Plan and Trust, incorporated by reference to
                    Exhibit 99.1 of Form 10-K for the fiscal year ended
                    December 31, 1993.

    99.2         -- Undertakings incorporated by reference into S-8
                    Registration Statement No. 33-44122 for BOK Financial
                    Corporation 1991 Special Stock Option Plan, incorporated by reference to Exhibit 99.2 of Form 10-K for the fiscal year ended December 31, 1993.

    99.3         -- Undertakings incorporated by reference into S-8
                    Registration Statement No. 33-55312 for BOK Financial
                    Corporation 1992 Stock Option Plan, incorporated by reference to Exhibit 99.3 of Form 10-K for the fiscal year ended December 31, 1993.

    99.4         -- Undertakings incorporated by reference into S-8
                    Registration Statement No. 33-70102 for BOK Financial
                    Corporation 1993 Stock Option Plan, incorporated by reference to Exhibit 99.4 of Form 10-K for the fiscal year ended December 31, 1993.

    99.5         -- Undertakings incorporated by reference into S-8
                    Registration Statement No. 33-79834 for BOK Financial
                    Corporation 1994 Stock Option Plan, incorporated by reference to Exhibit 99.5 of Form 10-K for the fiscal year ended December 31, 1994.

    99.6         -- Undertakings incorporated by reference into S-8
                    Registration Statement No. 33-79836 for BOK Financial
                    Corporation Directors' Stock Compensation Plan, incorporated by reference to Exhibit 99.6 of Form 10-K for the fiscal year ended December 31, 1994.

    99.7         -- Undertakings incorporated by reference into S-8
                    Registration Statement No. 33-32642 for BOK Financial
                    Corporation 1997 Stock Option Plan, Incorporated by reference to Exhibit 99.7 of Form 10-K for the fiscal year ended December 31, 1997.

----------
    *  Filed herewith.

    (b) Financial Statement Schedules.

    All schedules either are not applicable or the information required thereby is included in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(I) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
          Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
          Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, on June 29, 1999.

BOK FINANCIAL CORPORATION

By: /s/ STANLEY A. LYBARGER
    --------------------------------------------
                 Stanley A. Lybarger
       President and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


               SIGNATURE                              Title               Date
               ---------                              -----               ----
 /s/ GEORGE B. KAISER                     Chairman of the Board of BOK    6/29/99
-------------------------------             Financial Corporation
George B. Kaiser

/s/ STANLEY A. LYBARGER                   President, Chief Executive      6/29/99
-------------------------------             Officer,-and Director of
Stanley A. Lybarger                         BOK Financial Corporation

/s/ JAMES A. WHITE                        Executive Vice President and    6/29/99
-------------------------------             Chief-Financial Officer of
James A. White                              BOK Financial Corporation

/s/ JOHN C. MORROW                        Senior Vice President and       6/29/99
-------------------------------             Director-of Financial
John C. Morrow                              Accounting and Reporting
                                            of BOK Financial
                                            Corporation

/s/ STEVEN E. NELL                        Senior Vice President and       6/29/99
-------------------------------             Corporate Controller of
Steven E. Nell                              BOK Financial Corporation

/s/ W. WAYNE ALLEN                        Director of BOK Financial       6/29/99
-------------------------------             Corporation
W. Wayne Allen

                                          Director of BOK Financial
-------------------------------             Corporation
James E. Barnes


/s/ SHARON J. BELL                        Director of BOK Financial       6/29/99
-------------------------------             Corporation
Sharon J. Bell

/s/ C. FRED BALL, JR.                     Director of BOK Financial       6/29/99
-------------------------------             Corporation
C. Fred Ball, Jr.

                                          Director of BOK Financial
-------------------------------             Corporation
Luke R. Corbett

/s/ ROBERT H. DONALDSON                   Director of BOK Financial       6/29/99
-------------------------------             Corporation
Robert H. Donaldson

                                          Director of BOK Financial       6/29/99
-------------------------------             Corporation
William E. Durrett

/s/ JAMES O. GOODWIN                      Director of BOK Financial       6/29/99
-------------------------------             Corporation
James O. Goodwin

/s/ V. BURNS HARGIS                       Vice Chairman and Director      6/29/99
-------------------------------             of-BOK-Financial
V. Burns Hargis                             Corporation

/s/ HOWARD E. JANZEN                      Director of BOK Financial       6/29/99
-------------------------------             Corporation
Howard E. Janzen

                                          Director of BOK Financial
-------------------------------             Corporation
E. Carey Joullian, IV

/s/ ROBERT J. LAFORTUNE                   Director of BOK Financial       6/29/99
-------------------------------             Corporation
Robert J. LaFortune

/s/ PHILIP C. LAUINGER, JR.               Director of BOK Financial       6/29/99
-------------------------------             Corporation
Philip C. Lauinger, Jr.

/s/ FRANK A. MCPHERSON                    Director of BOK Financial       6/29/99
-------------------------------             Corporation
Frank A. McPherson

                                          Director of BOK Financial
-------------------------------             Corporation
Steven E. Moore

                                          Director of BOK Financial
-------------------------------             Corporation
J. Larry Nichols

/s/ RONALD J. NORICK                      Director of BOK Financial       6/29/99
-------------------------------             Corporation
Ronald J. Norick

                                          Director of BOK Financial
-------------------------------             Corporation
Robert L. Parker, Sr.

                                          Director of BOK Financial
-------------------------------             Corporation
James W. Pielsticker

/s/ E. C. RICHARDS                        Director of BOK Financial       6/29/99
-------------------------------             Corporation
E.C. Richards

                                          Director of BOK Financial
-------------------------------             Corporation
James A. Robinson

                                          Director of BOK Financial
-------------------------------             Corporation
L. Francis Rooney, III

                                          Director of BOK Financial
-------------------------------             Corporation
David J. Tippeconnic

/s/ TOM E. TURNER                         Director of BOK Financial       6/29/99
-------------------------------             Corporation
Tom E. Turner

                                          Director of BOK Financial
-------------------------------             Corporation
Robert L. Zemanek

                                POWER OF ATTORNEY

    Each person whose signature appears below hereby authorizes George B. Kaiser and James A. White, or either of them, to file one or more amendments (including post-effective amendments which may be held pursuant to Rule 462(b) under the Securities Act of 1933) to Registration Statement number , which amendments may make such changes in the Registration Statement as Mr. Kaiser or Mr. White deems appropriate, and each such person hereby appoints George B. Kaiser and James A. White, or either of them, as attorney-in-fact to execute in the name and on behalf of each person individually, and in each capacity stated below, any such amendment to the Registration Statement.


               SIGNATURE                              TITLE               DATE
               ---------                              -----               ----
/s/ GEORGE B. KAISER                      Chairman of the Board of BOK    6/29/99
-------------------------------             Financial Corporation
               George B. Kaiser

/S/ STANLEY A. LYBARGER                   President, Chief Executive      6/29/99
-------------------------------             Officer,-and Director of
            Stanley A. Lybarger             BOK Financial Corporation

/s/ JAMES A. WHITE                        Executive Vice President and    6/29/99
-------------------------------             Chief-Financial Officer of
                 James A. White             BOK Financial Corporation

/S/ JOHN C. MORROW                        Senior Vice President and       6/29/99
-------------------------------             Director-of Financial
                 John C. Morrow             Accounting and Reporting
                                            of BOK Financial
                                            Corporation

/S/ STEVEN E. NELL                        Senior Vice President and       6/29/99
-------------------------------             Corporate Controller of
                 Steven E. Nell             BOK Financial Corporation

/s/ W. WAYNE ALLEN                        Director of BOK Financial       6/29/99
-------------------------------             Corporation
                 W. Wayne Allen

                                          Director of BOK Financial
-------------------------------             Corporation
               James E. Barnes

/s/ SHARON J. BELL                        Director of BOK Financial       6/29/99
-------------------------------             Corporation
                 Sharon J. Bell

/s/ C. FRED BALL, JR.                     Director of BOK Financial       6/29/99
-------------------------------             Corporation, President and
              C. Fred Ball, Jr.             Chief Executive Officer,
                                            Bank of Texas

                                          Director of BOK Financial       6/29/99
-------------------------------             Corporation
                Luke R. Corbett

/s/ ROBERT H. DONALDSON                   Director of BOK Financial       6/29/99
-------------------------------             Corporation
            Robert H. Donaldson

                                          Director of BOK Financial
-------------------------------             Corporation
             William E. Durrett

/s/ JAMES O. GOODWIN                      Director of BOK Financial       6/29/99
-------------------------------             Corporation
               James O. Goodwin

/s/ V. BURNS HARGIS                       Vice Chairman and Director      6/29/99
-------------------------------             of-BOK-Financial
                V. Burns Hargis             Corporation

/s/ HOWARD E. JANZEN                      Director of BOK Financial       6/29/99
-------------------------------             Corporation
               Howard E. Janzen

                                          Director of BOK Financial
-------------------------------             Corporation
          E. Carey Joullian, IV

/s/ ROBERT J. LAFORTUNE                   Director of BOK Financial       6/29/99
-------------------------------             Corporation
            Robert J. LaFortune

/s/ PHILLIP C. LAUINGER, JR.             Director of BOK Financial        6/29/99
-------------------------------             Corporation
         Philip C. Lauinger, Jr

/s/ FRANK A. MCPHERSON                  Director of BOK Financial         6/29/99
-------------------------------             Corporation
            Frank A. McPherson

                                          Director of BOK Financial
-------------------------------             Corporation
                Steven E. Moore

                                          Director of BOK Financial
-------------------------------             Corporation
               J. Larry Nichols

/s/ RONALD J. NORICK                      Director of BOK Financial       6/29/99
-------------------------------             Corporation
               Ronald J. Norick

                                          Director of BOK Financial
-------------------------------             Corporation
          Robert L. Parker, Sr.

                                          Director of BOK Financial
-------------------------------             Corporation
           James W. Pielsticker

/s/ E. C. RICHARDS                        Director of BOK Financial       6/29/99
-------------------------------             Corporation
                  E.C. Richards

                                          Director of BOK Financial
-------------------------------             Corporation
              James A. Robinson

                                          Director of BOK Financial
-------------------------------             Corporation
        L. Francis Rooney, III

                                          Director of BOK Financial
-------------------------------             Corporation
           David J. Tippeconnic

/s/ TOM E. TURNER                         Director of BOK Financial      6/29/99
-------------------------------             Corporation
                  Tom E. Turner

                                          Director of BOK Financial
-------------------------------             Corporation
              Robert L. Zemanek

                                INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                    DESCRIPTION OF EXHIBITS
---------                   -----------------------
    5          --   Opinion of Frederic Dorwart, Lawyers

   23          --   Consent of Independent Auditors--Ernst & Young LLP